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Filed Pursuant to Rule 424(b)(5)
Registration No.	333-81720
	333-81720	-01
	333-81720	-02
	333-68136

PROSPECTUS SUPPLEMENT (To Prospectus Dated February 12, 2002)

$650,000,000

KERR-McGEE CORPORATION

         6.95% Notes Due 2024

This is an offering by Kerr-McGee Corporation of $650,000,000 of Notes due 2024. Interest is payable on January 1 and July 1 of each year beginning January 1, 2005. The notes will mature on July 1, 2024.

We may redeem some or all of the notes, at any time, at the "make-whole" redemption prices described beginning on page S-36. There is no sinking fund for the notes.

The notes will be guaranteed by our indirect wholly-owned subsidiaries, Kerr-McGee Rocky Mountain Corporation and Kerr-McGee Chemical Worldwide LLC, as more fully described in this prospectus supplement.

Investing in the notes involves risks.
See "Risk Factors" beginning on page S-9 of this prospectus supplement.

	Per Note	Total
Public Offering Price	99.222%	$644,943,000
Underwriting Discount	0.875%	$5,687,500
Proceeds, before expenses, to Kerr-McGee Corporation	98.347%	$639,255,500

Interest on the notes will accrue from July 1, 2004 to the date of delivery.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the notes in book-entry form only will be made through the facilities of The Depository Trust Company and its participants, including Clearstream and the Euroclear System, on or about July 1, 2004.

Joint Book-Running Managers

LEHMAN BROTHERS	JPMORGAN

Senior Co-Managers

ABN AMRO INCORPORATED
BANC OF AMERICA SECURITIES LLC
CITIGROUP
RBS GREENWICH CAPITAL

Co-Managers

BARCLAYS CAPITAL
BNY CAPITAL MARKETS, INC.
SCOTIA CAPITAL
WACHOVIA SECURITIES

June 25, 2004

PROSPECTUS SUPPLEMENT
About this Prospectus Supplement
Cautionary Statement Concerning Forward-Looking Statements
Summary
Kerr-McGee Corporation
Recent Developments
The Offering
Risk Factors
Use of Proceeds
Ratio of Earnings to Fixed Charges
Capitalization
Selected Historical Financial Data of Kerr-McGee
Unaudited Pro Forma Condensed Combined Financial Statements
Selected Historical Financial Data of Westport
Description of the Notes
United States Federal Income Tax Considerations
Underwriting
Experts
Legal Matters
Where You Can Find More Information
PROSPECTUS
About this Prospectus
Where You Can Find More Information
Risk Factors
Cautionary Statement Concerning Forward-Looking Statements
The Company
Use of Proceeds
Ratio of Earnings to Fixed Charges
Description of Debt Securities
Description of Preferred Stock
Description of Common Stock
Description of Stock Purchase Contracts and Stock Purchase Units
Description of Warrants
Plan of Distribution
Legal Matters
Experts

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is the prospectus supplement which describes the specific terms of this offering and certain other matters relating to us and our financial condition. The second part is the prospectus which gives more general information about securities we may offer from time to time. Some of the information in the prospectus does not apply to this offering. You should read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference which are described under "Where You Can Find More Information" on page S-46.

        You should rely only on the information contained in the prospectus supplement and the prospectus, including the information contained in the documents incorporated by reference. To the extent the information in the prospectus supplement differs from the information in the prospectus, you should rely on the information in the prospectus supplement. Neither we nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted. The information in this prospectus supplement, the prospectus and the documents incorporated by reference is only accurate as of the date of the respective documents in which the information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        We have made certain forward-looking statements in this prospectus supplement, the accompanying prospectus, and in the documents incorporated by reference, which are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management and on the information currently available to our management at the time of such statements. Forward-looking statements include information concerning our possible or assumed future results or otherwise speak to future events and may be preceded by, followed by, or otherwise include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

        Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results or performance may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Potential investors are cautioned not to put undue reliance on any forward-looking statements. Except for our ongoing obligations to disclose material information as required by the Federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

        You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to in this document, could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements, including:

  •
  the possibility that we will be unable to fully realize the benefits we anticipate from our merger with Westport Resources Corporation, referred to in this prospectus supplement as Westport;

  •
  adverse changes in general economic conditions or in the markets served by the combined company, including changes in the prices of oil, gas, titanium dioxide pigments and other chemicals;

  •
  the success of the combined company's oil and gas exploration, development and production programs;

  •
  drilling risks;

  •
  demand for consumer products for which our businesses supply raw materials;

  •
  uncertainties about estimates of reserves or in interpreting engineering data;

  •
  our ability to retain certain employees key to the ongoing success of the company;

  •
  the financial resources of competitors;

  •
  changes in laws and regulations, including environmental laws, or changes in the administration of such laws and regulations;

  •
  the quality of future opportunities that may be presented to or pursued by us;

  •
  the ability to generate cash flows or obtain financing to fund growth and the cost of such financing;

  •
  the ability to obtain regulatory approvals;

  •
  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

  •
  the effect of various litigation that arise from time to time in the ordinary course of business;

  •
  the impact of weather and the occurrence of natural disasters such as fires, floods and other catastrophic events and natural disasters;

  •
  actions or inactions of third-party operators of the combined company's properties;

  •
  acts of war or terrorist activities; and

  •
  the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions, and trade and regulatory matters.

SUMMARY

        The following summary contains basic information about us and the notes. It does not contain all the information that is important to you. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement and in the accompanying prospectus, including the documents incorporated by reference. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements appearing elsewhere in this prospectus supplement or incorporated by reference into the attached prospectus. References to "$" in this prospectus supplement and in the accompanying prospectus are to U.S. dollars. Except as the context may otherwise require, the terms "Kerr-McGee," the "Company," "we," "our" and "us" as used in this prospectus supplement and the attached prospectus refer to Kerr-McGee Corporation and its subsidiaries.

Kerr-McGee Corporation

        We are a global energy and chemical company. Our core businesses are oil and gas exploration and production and manufacturing and marketing of titanium dioxide pigment.

        Oil and Gas Business.    We own oil and gas operations worldwide. We acquire leases and concessions and explore for, develop, produce and market crude oil and gas onshore in the United States and in the Gulf of Mexico, the United Kingdom sector of the North Sea, China and other areas around the world.

        At December 31, 2003, our net proved reserves were approximately 1.0 billion barrels of oil equivalent, with a present value, discounted at 10% per annum, of cash flows before income taxes of $13.2 billion. Our core operating areas in the United States and the North Sea represented 96% of our total net proved oil and gas reserves.

        Our average daily oil production from continuing operations for 2003 was approximately 150,000 barrels, and our average oil price was $26.04 per barrel for 2003, including the impact of our hedging program. During 2003, gas production averaged approximately 726 million cubic feet per day. The 2003 average gas price was $4.37 per thousand cubic feet, including the impact of our hedging program. For the three months ended March 31, 2004, our average daily oil production from continuing operations was approximately 143,000 barrels at an average price of $27.30 per barrel, including the impact of our hedging program. Gas production averaged approximately 763 million cubic feet per day during the three months ended March 31, 2004, at an average price of $5.35 per thousand cubic feet, including the impact of our hedging program.

        Chemicals Business.    Our chemical operations primarily produce and market titanium dioxide pigment. Our pigment operations use proprietary technology developed by Kerr-McGee. We also produce certain other specialty chemicals and heavy minerals.

        We are a corporation organized and existing under the laws of the State of Delaware. Our principal executive office is located at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102.

Recent Developments

        On June 25, 2004, we acquired Westport, an independent energy company engaged in oil and gas production, exploitation, acquisition and exploration activities, primarily in the United States, by merging it into our wholly owned subsidiary Kerr-McGee (Nevada) LLC. In the merger, each outstanding share of Westport common stock was cancelled and converted into the right to receive .71 shares of our common stock. The merger is valued at approximately $4.6 billion based on the weighted average price of Kerr-McGee's common stock for a period of two days before and after April 7, 2004, the announcement date of the merger, plus the estimated value of assumed liabilities as of March 31, 2004.

        The addition of Westport's reserves increases our proved reserves by nearly 30%, mainly from North American gas. As of December 31, 2003, Westport had approximately 300 million barrels of oil equivalent of proved reserves which were 76% natural gas and primarily located in the Rocky Mountain and Texas Gulf Coast areas. Third-party reserve consultants determined 87% of Westport's proved reserves.

        The combined entity has a substantial base of low-risk exploitation opportunities located onshore in the U.S. Potential reserve additions from these lower risk properties supplement our high-potential deepwater exploration program. In addition, the broader base of assets is expected to provide a more predictable stream of production volumes.

        Our total daily production volume is expected to increase approximately 34% following completion of the transaction. Approximately 54% of total daily volumes will be natural gas. Prior to entering into the merger agreement, Kerr-McGee entered into additional financial derivative transactions relating to specified amounts of projected 2004, 2005 and 2006 hydrocarbon production volumes. Together with Kerr-McGee's and Westport's existing derivative transactions, these derivative transactions equate to approximately 80% of the combined company's projected oil and gas production for the last six months of 2004, 24% for 2005 and 22% for 2006.

        Westport.    The reserves and operations acquired from Westport are concentrated in the following divisions: Northern, comprised primarily of properties in North Dakota and Wyoming; Western, comprised of properties in Utah; Southern, comprised primarily of properties in Oklahoma, Texas and Louisiana; and Gulf of Mexico, including offshore properties.

        Westport focused on maintaining a balanced portfolio of lower-risk, long-lived primarily onshore reserves and higher-margin, shorter-lived Gulf Coast and Gulf of Mexico reserves to provide a diversified cash flow foundation for its exploitation, acquisition and exploration activities.

        Westport's average daily oil production from continuing operations for 2003 was approximately 22,000 barrels, at an average price of $25.92 per barrel, including the impact of Westport's hedging program. Gas production averaged approximately 321 million cubic feet per day for 2003, at an average price of $4.27 per thousand cubic feet, including the impact of Westport's hedging program.

        For the three months ended March 31, 2004, Westport's average daily oil production from continuing operations was approximately 27,000 barrels, at an average price of $28.95 per barrel, including the impact of Westport's hedging program. Gas production averaged approximately 389 million cubic feet per day during the three months ended March 31, 2004, at an average price of $4.68 per thousand cubic feet, including the impact of Westport's hedging program.

The Offering

Issuer	Kerr-McGee Corporation
Securities Offered	$650 million aggregate principal amount of 6.95% Notes due 2024.
Maturity Date	July 1, 2024.
Interest Rate	6.95% per annum.
Interest Payment Dates	Each January 1 and July 1, commencing January 1, 2005.
Optional Redemption	We may redeem all or any portion of the notes at any time at the "make-whole" redemption prices described under "Description of the Notes—Redemption", plus accrued and unpaid interest.
Ranking
The notes will be our unsecured obligations and will rank equally with all of our other unsecured, unsubordinated indebtedness, including all other unsubordinated debt securities issued under the indenture governing the notes.
Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability to:
• incur, or permit any of our restricted subsidiaries to incur, liens on our or their property or assets to secure debt, and
• merge or consolidate with another company or sell, lease or convey all or substantially all of our assets.
Guarantees
Kerr-McGee Rocky Mountain Corporation and Kerr-McGee Chemical Worldwide LLC will jointly and severally guarantee our obligations under the notes. Kerr-McGee Rocky Mountain Corporation and Kerr-McGee Chemical Worldwide LLC are indirect wholly owned subsidiaries of Kerr-McGee. Kerr-McGee Chemical Worldwide LLC is the successor to Kerr-McGee Operating Corporation.
Sinking Fund	None.
Use of Proceeds
The net proceeds of this offering, together with approximately $35 million of cash on hand and $122 million drawn from our commercial paper program or revolving credit facilities, are expected to be used to redeem all of the issued and outstanding 8 1/4% Senior Subordinated Notes due 2011 of Westport in accordance with the terms of such notes.

RISK FACTORS

        You should carefully consider all the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to make an investment. In particular, you should carefully consider the risks and uncertainties referred to below or listed under "Cautionary Statement Concerning Forward-Looking Statements" on page S-4 of this prospectus supplement. However, these risks and uncertainties are not the only risks which we face.

Risks Relating to the Merger with Westport

Merger-related charges will be incurred.

        We estimate that, as a result of the merger, the combined company will incur certain severance expenses and make certain retention incentive payments in an aggregate amount of approximately $30 million. In addition, we have incurred, or will incur, other merger-related expenses of approximately $30 million, consisting of investment banking, legal and accounting fees and financial printing and other related charges. The foregoing amounts are preliminary estimates and the actual amounts may be higher or lower. Moreover, the combined company is likely to incur additional expenses in future periods in connection with the integration of Kerr-McGee's and Westport's businesses.

The integration of Kerr-McGee and Westport following the merger will present significant challenges.

        The integration of the operations of Westport and of Kerr-McGee and the consolidation of such operations in Kerr-McGee will require the dedication of management resources, which will temporarily detract attention from the day-to-day businesses of the combined company. The difficulties of assimilation may be increased by the necessity of coordinating geographically separated organizations, integrating operations and systems and personnel with disparate business backgrounds and combining different corporate cultures. The process of combining the organizations may cause an interruption of, or a loss of momentum in, the activities of any or all of the companies' businesses, which could have an adverse effect on the revenues and operating results of the combined company, at least in the near term. The failure to successfully integrate Kerr-McGee and Westport, to retain key personnel and to successfully manage the challenges presented by the integration process may result in the combined company not achieving the anticipated potential benefits of the merger.

Failure to retain key employees could adversely affect Kerr-McGee after the merger.

        The performance of Westport's business after the merger could be adversely affected if the combined company cannot retain selected key employees. As part of its retention and severance plan, Westport implemented an employee retention program designed to help the combined company retain selected key employees for a transition period after the merger, but no assurance can be given as to whether this program will cause key employees to remain with the combined company after the transition period.

Risks Relating to Kerr-McGee's Operations After the Merger with Westport

Volatile product prices and markets could adversely affect results of the combined company.

        The combined company's results of operations will be highly dependent upon the prices of and demand for oil and gas and Kerr-McGee's chemical products. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Accordingly, the prices received by Kerr-McGee for its oil and gas production are dependent upon numerous factors that are beyond its control. These factors include, but are not limited to:

  •
  the level of ultimate consumer product demand;

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  governmental regulations and taxes;

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  commodity processing, gathering and transportation availability;

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  the price and availability of alternative fuels;

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  the level of imports and exports of oil and gas;

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  actions of the Organization of Petroleum Exporting Countries;

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  the political and economic uncertainty of foreign governments;

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  international conflicts and civil disturbances; and

  •
  the overall economic environment.

        Although both Kerr-McGee and Westport have entered into financial derivative transactions to hedge a portion of their future production volumes, a significant decline in prices for oil and gas could have a material adverse effect on the combined company's financial condition, results of operations and quantities of reserves recoverable on an economic basis. In addition, any such hedging activities may prevent the combined company from realizing the benefits of price increases above the levels reflected in such hedges.

        Demand for titanium dioxide is dependent on the demand for ultimate products utilizing titanium dioxide pigment. This demand is generally dependent on the condition of the economy. The profitability of Kerr-McGee's products depends on the price realized for them, the efficiency of manufacturing, and the ability to acquire feedstock at a competitive price.

Commodity price and basis differential risk management arrangements may limit the combined company's potential gains.

        Although both Kerr-McGee and Westport have hedged a portion of their future production volumes, commodity prices and basis differentials may nevertheless significantly affect the combined company's financial condition, results of operations, cash flows, and ability to borrow funds following the merger. Oil and gas prices, as well as basis differentials, are affected by several factors that the combined company will not be able to control. Prior to the merger, both Westport and Kerr-McGee attempted to manage exposure to oil and gas price volatility by entering into commodity price risk management arrangements for a portion of expected production, and attempted to manage exposure to basis differentials between delivery points by entering into basis swaps. Westport entered into hedging arrangements relating to production from its Uinta Basin properties acquired in December 2002 and its acquisition of South Texas properties in the fourth quarter of 2003. Prior to entering into the merger agreement, Kerr-McGee entered into additional financial derivative transactions relating to specified amounts of 2004, 2005 and 2006 hydrocarbon production volumes.

        Commodity price and basis differential risk management transactions may limit potential gains if oil and gas prices were to rise substantially, or basis differentials were to fall substantially, versus the price or basis differential established by the arrangements. These transactions also expose the combined company to credit risk of non-performance by the counter-parties to the transaction. In addition, commodity price and basis differential risk management transactions may limit the combined company's ability to borrow under their respective credit facilities and may expose the combined company to the risk of financial loss in certain circumstances, including instances in which:

  •
  production is less than expected;

  •
  there is a widening of price differentials between delivery points for our production and the delivery point assumed in non-basis hedge arrangements;

  •
  basis differentials tighten substantially from the prices established by these arrangements; or

  •
  the counter-parties to commodity price and basis differential risk management contracts fail to perform under terms of the contracts.

        Westport recorded a realized loss of $102.4 million related to hedge settlements in 2003 and a realized loss of $34.7 million related to hedge settlements for the three months ended March 31, 2004. Kerr-McGee recorded a realized loss of $279.2 million related to hedge settlements in 2003 and a realized loss of $61.4 million related to hedge settlements for the three months ended March 31, 2004. No estimate of future settlements or mark-to-market gains or losses is determinable as such amounts are contingent upon commodity prices at the time of settlement. The combined company may experience additional gains or losses from these activities in 2004 and thereafter. If commodity prices increase, cash settlement costs will also increase. In addition, certain of the combined company's commodity price risk management arrangements will require it to deliver cash collateral or other assurances of performance to the counter-parties in the event that payment obligations with respect to commodity price risk management transactions exceed certain levels. As of March 31, 2004, Westport had $89.2 million of letters of credit and Kerr-McGee had no letters of credit outstanding for this purpose.

The combined company's debt may limit its financial flexibility.

        On a pro forma basis, the combined company had total long-term debt of approximately $4.0 billion as of March 31, 2004. The combined company may incur debt from time to time in connection with the financing of operations, acquisitions, recapitalizations and refinancings. The level of the combined company's debt could have several important effects on future operations, including, among others:

  •
  a portion of the combined company's cash flow from operations will be applied to the payment of principal and interest on the debt and will not be available for other purposes;

  •
  credit-rating agencies have changed their ratings of Kerr-McGee's and Westport's debt in the past and may do so again in the future with respect to the combined company, which can either negatively or positively affect the costs, terms, conditions and availability of future financing;

  •
  covenants contained in the combined company's existing and future debt arrangements will require the combined company to meet financial tests that may affect its flexibility in planning for and reacting to changes in its business, including possible acquisition opportunities;

  •
  the combined company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited or burdened by increased costs or more restrictive covenants;

  •
  the combined company may be at a competitive disadvantage to similar companies that have less debt; and

  •
  the combined company's vulnerability to adverse economic and industry conditions may increase.

Failure to fund continued capital expenditures could adversely affect results of the combined company.

        The combined company will be required to expend capital necessary to replace its reserves and to maintain or increase production levels. Kerr-McGee expects that the combined company will continue to make capital expenditures for the acquisition, exploration and development of oil and gas reserves, as well as capital expenditures necessary for maintaining and growing its chemicals production capacity. Historically, Kerr-McGee has financed these expenditures primarily with cash flow from operations and proceeds from debt and equity financings, asset sales and sales of interests in foreign concessions. Kerr-McGee believes that, after considering the amount of the combined company's debt (see "Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page S-22 of this prospectus supplement), the combined company will have sufficient cash flow from operations, available drawings under its credit facilities and other debt financings to fund capital expenditures. However, if the combined company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing or other sources of capital will be available to meet these requirements. Should the industries in which the combined company operates experience price declines or other adverse market conditions, the combined company may not be able to generate sufficient cash flow from operations to meet its obligations and fund planned capital expenditures. If the combined company is not able to fund its capital expenditures, its interests in some of its properties may be reduced or forfeited and its future cash generation may be materially adversely affected as a result of the failure to find and develop reserves.

The combined company's business will involve many operating risks that may result in substantial losses. Insurance may be unavailable or inadequate to protect the combined company against these risks.

        The combined company's operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and gas, as well as in producing chemicals, such as:

  •
  fires;

  •
  natural disasters;

  •
  explosions;

  •
  formations with abnormal pressures;

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  marine risks such as currents, capsizing, collisions and hurricanes;

  •
  adverse weather conditions;

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  casing collapses, separations or other failures, including cement failure;

  •
  embedded oilfield drilling and service tools;

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  uncontrollable flows of underground gas, oil and formation water;

  •
  surface cratering;

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  pipeline ruptures;

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  failure of chemical plant equipment; and

  •
  environmental hazards such as gas leaks, chemical leaks, oil spills and discharges of toxic gases.

        Any of these risks can cause substantial losses resulting from:

  •
  injury or loss of life;

  •
  damage to and destruction of property, natural resources and equipment;

  •
  pollution and other environmental damage;

  •
  regulatory investigations and penalties;

  •
  suspension of operations; and

  •
  repair and remediation costs.

        As protection against operating hazards, the combined company maintains insurance coverage against some, but not all, potential losses. However, losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm the combined company's financial condition and results of operations.

Oil and gas exploration, development and production operations involve substantial capital costs and are subject to various economic risks.

        The combined company's operations are subject to the economic risks typically associated with exploration, development and production activities. In conducting exploration activities, unanticipated pressure or irregularities in formations, miscalculations or accidents may cause exploration activities to be unsuccessful, and even where oil and gas are discovered it may not be possible to produce or market the hydrocarbons on an economically viable basis. Drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which may be beyond the combined company's control, including unexpected drilling conditions, title problems, weather conditions, compliance with environmental and other governmental requirements and shortages or delays in the delivery of equipment and services. The occurrence of any of these or similar events could result in a total loss of investment in a particular property. If exploration efforts in a field are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs would be charged against earnings as impairments.

        The combined company will rely to a significant extent on seismic data and other advanced technologies in conducting its exploration activities. Even when used and properly interpreted, seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. However, such data is not conclusive in determining whether hydrocarbons are present or economically producible. The use of seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies, and the combined company could incur losses as a result of these expenditures.

There are special risks associated with offshore exploration, development and production, particularly deepwater drilling, as well as exploration and production in the Gulf of Mexico.

        While all drilling, whether developmental or exploratory, involves the risks described above under "—Oil and gas exploration, development and production operations involve substantial capital costs and are subject to various economic risks," exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of hydrocarbons. As a part of its strategy, the combined company will explore for oil and gas offshore, often in deep water or at deep drilling depths, where operations are more difficult and costly than on land or than at shallower depths and in shallower waters. Deepwater operations (water depths greater than 1,000 feet) generally require a significant amount of time between a discovery and the time that the combined company will be able to produce and market the oil or gas, increasing both the operational and financial risks associated with these activities. In addition, because a significant percentage of the combined company's capital budget will be devoted to higher-risk exploratory projects, it is likely that the combined company will continue to experience significant exploration and dry hole expenses.

        The combined company will explore extensively in the Gulf of Mexico. Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. As a result, in the first few years of production from properties in the Gulf of Mexico a relatively higher percentage of reserves is recovered. Because of this, the combined company's reserve replacement needs from new prospects may be greater in the Gulf of Mexico than for its operations elsewhere. Also, the combined company's revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods.

Kerr-McGee operates in foreign countries and is subject to political, economic and other uncertainties.

        The combined company will conduct significant operations in foreign countries and may expand its foreign operations in the future. Operations in foreign countries are subject to political, economic and other uncertainties, including:

  •
  the risk of war, acts of terrorism, revolution, border disputes, expropriation, renegotiation or modification of existing contracts, import, export and transportation regulations and tariffs;

  •
  taxation policies, including royalty and tax increases and retroactive tax claims;

  •
  exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over the combined company's international operations;

  •
  exposure to movements in foreign currency exchange rates because the U.S. dollar will be the functional currency for the combined company's international operations, except for the combined company's European chemical operations, for which the euro will be the functional currency;

  •
  laws and policies of the United States affecting foreign trade, taxation and investment; and

  •
  the possibility of being subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

        Foreign countries have occasionally asserted rights to land, including oil and gas properties, through border disputes. If a country claims superior rights to oil and gas leases or concessions granted to Kerr-McGee by another country, the combined company's interests could be lost or could decrease in value. Various regions of the world have a history of political and economic instability. This instability could result in new governments or the adoption of new policies that might assume a substantially more hostile attitude toward foreign investment. In an extreme case, such a change could result in termination of contract rights and expropriation of foreign-owned assets. This could harm the combined company's interests. Kerr-McGee seeks to manage these risks by, among other things, concentrating its international exploration efforts in areas where Kerr-McGee believes that the existing government is stable and favorably disposed towards United States exploration and production companies.

The combined company cannot control activities on properties it does not operate and may have limited ability to influence operations on such properties to control associated costs.

        Other companies operate about 20% of the combined company's proved reserves as of December 31, 2003 and the combined company has limited ability to exercise influence over operations for these properties or their associated costs. The combined company's dependence on the operator and other working interest owners for these projects and the combined company's limited ability to influence operations and associated costs could prevent the realization of the combined company's targeted returns on capital in drilling or acquisition activities. The success and timing of drilling and exploitation activities on properties operated by others, therefore, depend upon a number of factors that will be outside the combined company's control, including:

  •
  timing and amount of capital expenditures;

  •
  the operator's expertise and financial resources;

  •
  approval of other participants in drilling wells; and

  •
  selection of technology.

Failure to replace reserves may negatively affect the combined company's business.

        The future success of the combined company's oil and gas business depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Proved reserves decline when reserves are produced, unless successful exploration or development activities are conducted or properties containing proved reserves are acquired, or both. The combined company may not be able to find, develop or acquire additional reserves on an economic basis.

Reported oil and gas reserve data and future net revenue estimates are inherently uncertain, and any material inaccuracies in the reserve estimates or assumptions underlying reserve estimates could cause the quantities and net present value of reserves to be overstated.

        Kerr-McGee's estimates of proved oil and gas reserves and projected future net revenue are based on internal reserve data prepared by Kerr-McGee and have not been audited by independent consulting petroleum engineers. Westport's estimates of proved oil and gas reserves and projected future net revenue are based on reserve reports prepared by Westport and on the reports of or audits performed by independent consulting petroleum engineers that Westport hires for that purpose.

        Estimates of oil and gas reserves are projections based on engineering data, projected future rates of production and the timing of future expenditures. There are numerous uncertainties inherent in making these estimations, including many factors beyond the control of the combined company that could cause the quantities and net present value of its reserves to be overstated. Reserve engineering is not an exact science and requires substantial judgment, resulting in imprecise determinations, particularly for new discoveries. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, any of which may cause these estimates to vary considerably from actual results, such as:

  •
  historical production from a particular area compared with production from other producing areas;

  •
  assumed effects of regulation by governmental agencies;

  •
  assumptions concerning future oil and gas prices, future operating and abandonment costs and capital expenditures; and

  •
  estimates of future severance and excise taxes and workover and remedial costs.

        Estimates of reserves based on risk of recovery and estimates of expected future net cash flows prepared or audited by different engineers using the same data, or by the same engineers at different times, may vary substantially. Actual production, revenues and expenditures with respect to each company's reserves will likely vary from estimates, and the variance may be material. The net present values referred to in this prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to either company's properties. In accordance with requirements of the Securities and Exchange Commission (the "SEC"), the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. A number of companies in the oil and gas industry have recently written down their reserve estimates following internal reviews or review by the SEC. Write-downs of reserve estimates included in either company's reserve reports, or future performance that deviates significantly from those reports, could have a material adverse effect on the combined company's financial position and results of operations.

The combined company will be subject to complex laws and regulations, including environmental and safety regulations, that can adversely affect the cost, manner or feasibility of doing business.

        The combined company's operations and facilities are subject to certain federal, state, tribal and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and gas, and the production of chemicals, as well as environmental and safety matters. Future laws or regulations, any adverse change in the interpretation of existing laws and regulations, inability to obtain necessary regulatory approvals, or a failure to comply with existing legal requirements may harm the combined company's business, results of operations and financial condition. The combined company may be required to make large and unanticipated capital expenditures to comply with environmental and other governmental regulations, such as:

  •
  land use restrictions;

  •
  drilling bonds, performance bonds and other financial responsibility requirements;

  •
  spacing of wells;

  •
  unitization and pooling of properties;

  •
  habitat and endangered species protection, reclamation and remediation, and other environmental protection;

  •
  protection and preservation of historic, archaeological and cultural resources;

  •
  safety precautions;

  •
  regulations governing the operation of chemical manufacturing facilities;

  •
  regulation of discharges, emissions, disposal and waste-related permits;

  •
  operational reporting; and

  •
  taxation.

        Under these laws and regulations, the combined company could be liable for:

  •
  personal injuries;

  •
  property and natural resource damages;

  •
  oil spills and releases or discharges of hazardous materials;

  •
  well reclamation costs;

  •
  remediation and clean-up costs and other governmental sanctions, such as fines and penalties; and

  •
  other environmental damages.

        In addition, the combined company's operations and activities on tribal lands are subject to tribal jurisdiction. Indian tribes have previously challenged the validity of some of the Uinta Basin property interests covered by certain of Westport's oil and gas leases. Although these issues were settled as a result of litigation, claims of this nature may be asserted in the future. If such claims are successful, the combined company might not be able to continue to produce hydrocarbons from or develop and exploit assets subject to such claims, which could adversely affect the combined company's business and profitability.

        The combined company's operations could be significantly delayed or curtailed and its costs of operations could significantly increase beyond those anticipated as a result of regulatory requirements or restrictions. Kerr-McGee is not able to predict the ultimate cost of compliance with these requirements or their effect on the combined company's operations.

Costs of environmental liabilities and regulation could exceed estimates.

        The combined company and/or its subsidiaries are and may become parties to a number of legal and administrative proceedings involving environmental and/or other matters pending in various courts or agencies. These currently include proceedings associated with facilities currently or previously owned, operated or used by Kerr-McGee, its subsidiaries and/or its predecessors, and include claims for personal injuries, property damages, injury to the environment, including natural resource damages, and non-compliance with permits. The combined company's current and former operations will also involve management of regulated materials that are subject to various environmental laws and regulations. These laws and regulations will obligate the combined company and/or its subsidiaries to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been disposed of or released. Some of these sites have been designated Superfund sites by the Environmental Protection Agency pursuant to the Comprehensive Environmental Response, Compensation and Liability Act.

        It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental and legal matters and other contingencies because:

  •
  some sites are in the early stages of investigation, and other sites may be identified in the future;

  •
  cleanup requirements are difficult to predict at sites where remedial investigations have not been completed or final decisions have not been made regarding cleanup requirements, technologies or other factors that bear on cleanup costs;

  •
  environmental laws frequently impose joint and several liability on all potentially responsible parties, and it can be difficult to determine the number and financial condition of other potentially responsible parties and their share of responsibility for cleanup costs; and

  •
  environmental laws and regulations and enforcement policies are continually changing, and court proceedings are inherently uncertain.

        Although management believes that it has established appropriate reserves for cleanup costs, due to these uncertainties costs may be higher than anticipated and the combined company could be required to make additional reserves in the future.

The combined company's oil and gas marketing activities may expose it to claims from royalty owners.

        In addition to marketing its oil and gas production, the combined company's marketing activities generally include marketing oil and gas production for royalty owners. Over the past several years, royalty owners have commenced litigation against a number of companies in the oil and gas production business claiming that amounts paid for production attributable to the royalty owners' interest violated the terms of the applicable leases and laws in various respects, including the value of production sold, permissibility of deductions taken and accuracy of quantities measured. The combined company could be required to make payments as a result of such litigation, and the combined company's costs relating to the marketing of oil and gas may increase as new cases are decided and the law in this area continues to develop.

The combined company will be subject to lawsuits and claims.

        A number of lawsuits and claims are pending separately against the combined company, some of which seek large amounts of damages. Although management believes that none of the lawsuits or claims pending against the combined company will have a material adverse effect on its financial condition or liquidity, litigation is inherently uncertain, and the lawsuits and claims could have a material adverse effect on the combined company's results of operations for the accounting period or periods in which one or more of them might be resolved adversely.

Competition is intense, and competitors with greater financial, technological and other resources than the combined company may make it difficult for the combined company to effectively compete in the exploration and production of oil and gas and titanium dioxide pigment businesses.

        The oil and gas exploration and production business and the titanium dioxide pigment business are each highly competitive. The merger is expected to make the combined company the fifth largest independent oil and gas exploration and production company in the United States, based on combined proved reserves of approximately 1.3 billion barrels of oil equivalent as of December 31, 2003. In addition to competing with other independent oil and gas producers (i.e., companies not engaged in petroleum refining and marketing operations), the combined company will compete with large, integrated, multinational oil and gas companies. Many of the combined company's competitors, especially such large multinational oil and gas companies, have substantially larger financial and technical resources, staffs and facilities than the combined company, which will test its ability to compete with them.

        The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. The combined company's exploration and production business will face intense competition from major and independent oil and gas companies in each of the following areas:

  •
  seeking to acquire desirable producing properties or new leases for future exploration;

  •
  marketing its oil and gas production;

  •
  integrating new technologies; and

  •
  acquiring the personnel, equipment and expertise necessary to develop and operate its properties.

        Companies with financial, technological and other resources substantially greater than those of the combined company may be able to pay more for exploratory prospects and productive oil and gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than the combined company's financial or human resources will support. Competitors may also enjoy technological advantages over the combined company and may be able to implement new technologies more rapidly. The combined company's ability to explore for oil and gas and to acquire additional properties in the future will depend upon its ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

        In the chemicals business, Kerr-McGee competes with other chemical companies, some of which have greater financial resources, staffs and facilities than Kerr-McGee. These resources may give Kerr-McGee's competitors an advantage when responding to market conditions and capitalizing on operating efficiencies.

USE OF PROCEEDS

        We estimate that the net proceeds from the offering of the notes will be approximately $638 million after deducting the underwriters' discount and our estimated offering expenses. We intend to use the net proceeds of this offering, together with approximately $35 million of cash on hand and $122 million drawn from our commercial paper program or revolving credit facilities, to redeem all of the issued and outstanding 8 1/4% Senior Subordinated Notes due 2011 of Westport in accordance with the terms of such notes.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Twelve Months Ended December 31,
							Three Months Ended March 31, 2004
	2003	2002		2001	2000	1999
Ratio of Earnings to Fixed Charges	2.5x	—	(1)	4.0x	6.6x	2.1x	4.6x

(1)
Earnings were inadequate to cover fixed charges by $665 million for the year ended December 31, 2002.

        For purposes of computing the ratios, the earnings calculation is: income from continuing operations + income taxes + fixed charges - capitalized interest. The fixed charges calculation is: all interest + interest factor of rental expense.

CAPITALIZATION

        The following table sets forth our capitalization, which includes our consolidated subsidiaries, as of March 31, 2004 on an actual basis, on a pro forma basis giving effect to the Westport merger as if such merger had occurred on March 31, 2004, and as adjusted to give effect to the sale of the notes and the application of the estimated net proceeds from this sale as described in "Use of Proceeds."

	As of March 31, 2004
	Historical	Pro Forma for Westport	As Adjusted for this Offering
	(Dollars in Millions)
Short-term borrowings	$476	$476	$476

Long-term debt:
Debentures:
5 1/4% Convertible subordinated debentures due 2010	$600	$600	$600
7.125% Debentures due 2027	150	150	150
7% Debentures due 2011, net of unamortized debt discount of $82	168	168	168
Notes payable:
6 7/8% Notes due 2011, net of unamortized debt discount of $1	674	674	674
7 7/8% Notes due 2031, net of unamortized debt discount of $2	498	498	498
5 7/8% Notes due 2006(2)	307	307	307
5 1/2% Exchangeable notes due 2004, net of unamortized debt discount of $2	328	328	328
6.625% Notes due 2007(2)	150	150	150
8.375% Notes due 2004	145	145	145
8.125% Notes due 2005(2)	109	109	109
6.95% Notes due 2024 offered hereby, net of unamortized debt discount of $5	—	—	645
5.375% Notes due 2005(1)	350	350	350
Westport 8 1/4% Senior Subordinated Notes due 2011	—	770	—
Variable interest rate revolving credit agreements with banks	—	237	237
Commercial paper(3)	—	—	122
Guaranteed debt of Employee Stock Ownership Plan—9.61% notes due in installments through 2005	3	3	3

Total	3,482	4,489	4,486
Long-term debt due within one year	476	476	476

Total long-term debt	3,006	4,013	4,962
Minority interest in subsidiary companies	4	4	4
Stockholders' equity:
Common stock, par value $1—300,000,000 shares authorized, 101,458,368 shares issued, 149,643,180 pro forma shares	101	149	149
Capital in excess of par value	1,735	4,119	4,119
Preferred stock rights	1	1	1
Accumulated other comprehensive loss	(148)	(148)	(148)
Retained earnings	1,034	1,034	1,034
Common stock in treasury, at cost—60,056 shares	(3)	(3)	(3)
Deferred compensation	(70)	(70)	(70)

Total stockholders' equity	$2,650	$5,082	$5,082

Total capitalization	$5,660	$9,099	$10,048

(1)
Simultaneously with issuance of these notes, we entered into an interest rate swap which resulted in an effective rate of interest on the notes for us equivalent to LIBOR plus 0.875%.
(2)
During February 2004, we entered into additional interest rate swaps converting:
a)
$150 million, 6.625% notes due October 2007 to a variable rate of LIBOR plus 3.35%
b)
$109 million, 8.125% notes due October 2005 to a variable rate of LIBOR plus 5.86%
c)
$307 million of 5 7/8% notes due September 2006 to a variable rate of LIBOR plus 3.1%
(3)
Commercial paper will be issued, if available; otherwise $122 million will be drawn from our revolving credit facilities.

SELECTED HISTORICAL FINANCIAL DATA OF KERR-MCGEE

        Set forth below is selected consolidated financial data of Kerr-McGee as of and for each of the three-month periods ended March 31, 2003 and March 31, 2004 and as of and for each of the years in the five-year period ended December 31, 2003. The quarterly information is derived from the unaudited financial statements of Kerr-McGee for the three months ended March 31, 2003 and March 31, 2004 and the annual information is derived from audited financial statements of Kerr-McGee for the years 1999 through 2003. This information should be read together with Kerr-McGee's consolidated financial statements, the accompanying notes and management's discussion and analysis of financial condition and results of operations contained in Kerr-McGee's reports on file with the Securities and Exchange Commission and incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information" on page S-46.

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Millions of Dollars, except per-share amounts)
Statement of Operations Data
Revenues	$1,116	$1,099	$4,185	$3,646	$3,555	$4,063	$2,712

Costs and operating expenses	816	866	3,432	3,993	2,832	2,651	2,314
Interest and debt expense	57	65	251	275	195	208	191

Total costs and expenses	873	931	3,683	4,268	3,027	2,859	2,505

	243	168	502	(622)	528	1,204	207
Other income (expense)	—	2	(59)	(35)	224	50	36
Benefit (provision) for income taxes	(91)	(66)	(189)	46	(276)	(437)	(105)

Income (loss) from continuing operations	152	104	254	(611)	476	817	138
Income from discontinued operations	—	1	—	126	30	25	8
Cumulative effect of change in accounting principle	—	(35)	(35)	—	(20)	—	(4)

Net income (loss)	$152	$70	$219	$(485)	$486	$842	$142

Effective income tax rate	37.4%	38.7%	42.7%	(7.0)%	36.7%	34.8%	43.2%
Common stock information, per share:
Diluted income (loss)
Continuing operations	$1.41	$.99	$2.48	$(6.09)	$4.65	$8.13	$1.60
Discontinued operations	—	—	—	1.25	.28	.24	.09
Cumulative effect of accounting change	—	(.31)	(.31)	—	(.19)	—	(.05)

Net income (loss)	$1.41	$.68	$2.17	$(4.84)	$4.74	$8.37	$1.64

Dividends declared	$.45	$.45	$1.80	$1.80	$1.80	$1.80	$1.80
Shares outstanding at period end (thousands)	101,398	100,852	100,860	100,384	100,185	94,485	86,483
Balance Sheet Data
Working capital (deficit)	$(371)	$(236)	$(475)	$(320)	$193	$(34)	$321
Property, plant and equipment—net	7,327	7,144	7,467	7,036	7,378	5,240	3,972
Total assets	9,941	9,892	10,174	9,909	11,076	7,666	5,899
Long-term debt	3,006	3,650	3,081	3,798	4,540	2,244	2,496
Total debt	3,482	3,755	3,655	3,904	4,574	2,425	2,525
Total debt less cash	3,338	3,674	3,513	3,814	4,483	2,281	2,258
Stockholders' equity	2,650	2,564	2,636	2,536	3,174	2,633	1,492
Other Financial Data
Net cash provided by operating activities	$275	$322	$1,518	$1,448	$1,143	$1,840	$708
Capital expenditures(1)	162	201	981	1,159	1,792	842	528

(1)
Excludes dry hole costs.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        We are providing the following unaudited pro forma condensed combined financial statements to present a summary of the results of operations and financial position of the combined company after giving effect to our merger with Westport, absent any operational or other changes, had Kerr-McGee's and Westport's businesses been combined for the periods and at the dates indicated.

        The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are based on the estimates and assumptions set forth in the notes accompanying those statements. The companies might have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger. The unaudited pro forma condensed combined financial statements should be read in conjunction with the consolidated financial statements of Kerr-McGee and Westport incorporated by reference in this document. See "Where You Can Find More Information" beginning on page S-46.

        The unaudited pro forma condensed combined financial statements were prepared based on the following assumptions:

  •
  Kerr-McGee issued an aggregate of approximately 48 million shares of Kerr-McGee common stock (at a fixed exchange ratio of .71 shares of Kerr-McGee common stock for each share of Westport common stock) for all the outstanding shares of common stock of Westport (other than shares of Westport restricted stock), and assumed Westport's debt.

  •
  The unaudited pro forma balance sheet has been prepared as if the merger occurred on March 31, 2004. The unaudited pro forma statements of operations have been prepared as if the merger occurred on January 1, 2003.

  •
  The merger was accounted for as a purchase of Westport by Kerr-McGee.

  •
  Westport redeemed all of its outstanding 6 1/2% convertible preferred stock at a redemption price of $25.65 per share as of the acquisition date, using cash on hand.

  •
  Targeted annual expense savings of $40 million have not been reflected as an adjustment to the historical data. These cost savings are expected to result from the consolidation of certain offices, the elimination of duplicate corporate and field-level staff and expenses, improved operating costs and lower interest expenses.

Unaudited Pro Forma Condensed Combined Balance Sheet

March 31, 2004

	Kerr-McGee	Westport	Pro Forma Adjustments (Note 3)		Combined Pro Forma
	(Millions of Dollars)
Assets
Current assets	$1,691	$222	$(75	)(a)	$1,838
Property, plant and equipment—net	7,327	2,171	1,353	(a)	10,851
Other assets	566	39	(18	)(a)	587
Goodwill	357	245	563	(a)	1,165

Total Assets	$9,941	$2,677	$1,823		$14,441

Liabilities
Current liabilities	$2,062	$308	$60	(a)	$2,430
Long-term debt	3,006	964	43	(a)	4,013
Deferred income taxes	1,277	119	470	(a)	1,866
Asset retirement obligations	388	64	—		452
Other liabilities	558	40	—		598

Total Liabilities	$7,291	$1,495	$573		$9,359

Stockholders' Equity
Preferred stock	$—	$—	$—		$—
Common stock	101	1	48 (1	(a) )(b)	149
Additional paid-in capital	1,735	1,174	2,384 (1,174	(a) )(b)	4,119
Retained earnings	1,034	109	(109	)(b)	1,034
Accumulated other comprehensive loss	(148)	(101)	101	(b)	(148)
Other	(72)	(1)	1	(b)	(72)

Total Stockholders' Equity	2,650	1,182	1,250		5,082

Total Liabilities and Stockholders' Equity	$9,941	$2,677	$1,823		$14,441

See notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2003

	Kerr-McGee	Westport (Note 6)	Pro Forma Adjustments (Note 3)		Combined Pro Forma
	(Millions of Dollars)
Revenues	$4,185	$715	$—		$4,900

Costs and Expenses
Costs and operating expenses	1,668	104	—		1,772
Selling, general and administrative expenses	371	33	—		404
Shipping and handling expenses	140	13	—		153
Depreciation and depletion	745	257	57	(c)	1,059
Accretion expense	25	4	—		29
Impairments on assets held for use	14	18	—		32
Gain associated with assets held for sale, net	(45)	(6)	—		(51)
Exploration, including dry holes and amortization of undeveloped leases	354	89	—		443
Taxes, other than income taxes	98	48	—		146
Provision for environmental remediation and restoration, net of reimbursements	62	—	—		62
Interest and debt expense	251	57	(11	)(d)	297

Total Costs and Expenses	3,683	617	46		4,346

	502	98	(46)		554
Other Income (Expense)	(59)	14	—		(45)

Income before Income Taxes	443	112	(46)		509
Provision for Income Taxes	(189)	(40)	17	(e)	(212)

Income from Continuing Operations	254	72	(29)		297
Preferred Stock Dividends	—	(5)	5	(f)	—

Income from Continuing Operations Attributable to Common Stockholders	$254	$67	$(24)		$297

Income from Continuing Operations per Share:
Basic	$2.52	$1.01			$2.01
Diluted	$2.48	$.99			$1.99

See notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended March 31, 2004

	Kerr- McGee	Westport (Note 6)	Pro Forma Adjustments (Note 3)		Combined Pro Forma
	(Millions of Dollars)
Revenues	$1,116	$236	$—		$1,352

Costs and Expenses
Costs and operating expenses	403	28	—		431
Selling, general and administrative expenses	84	11	—		95
Shipping and handling expenses	38	4	—		42
Depreciation and depletion	190	74	21	(c)	285
Accretion expense	7	1	—		8
Impairments on assets held for use	13	—	—		13
Loss associated with assets held for sale, net	3	—	—		3
Exploration, including dry holes and amortization of undeveloped leases	51	17	—		68
Taxes, other than income taxes	28	16	—		44
Provision for environmental remediation and restoration, net of reimbursements	(1)	—	—		(1)
Interest and debt expense	57	17	(2	)(d)	72

Total Costs and Expenses	873	168	19		1,060

	243	68	(19)		292
Other Income (Expense)	—	4	—		4

Income before Income Taxes	243	72	(19)		296
Provision for Income Taxes	(91)	(26)	7	(e)	(110)

Income from Continuing Operations	152	46	(12)		186
Preferred Stock Dividends	—	(1)	1	(f)	—

Income from Continuing Operations Attributable to Common Stockholders	$152	$45	$(11)		$186

Income from Continuing Operations per Share:
Basic	$1.52	$.66			$1.25
Diluted	$1.41	$.65			$1.19

See notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.    Basis of Presentation

        The accompanying unaudited pro forma balance sheet and statements of operations present the pro forma effects of the merger. The balance sheet is presented as though the merger occurred on March 31, 2004. The statements of operations are presented as though the merger occurred on January 1, 2003. Kerr-McGee and Westport both use the successful efforts method of accounting for their oil and gas producing activities.

2.    Method of Accounting for the Merger

        Kerr-McGee will account for the merger using the purchase method of accounting for business combinations. Under that method of accounting, one of the combining companies—in this case, Kerr-McGee—is deemed to be the acquirer for accounting purposes based on a number of factors determined in accordance with generally accepted accounting principles.

        The purchase method of accounting requires that Westport's assets and liabilities assumed by Kerr-McGee be recorded at their estimated fair values. In the merger, Kerr-McGee will issue .71 shares of Kerr-McGee common stock for each outstanding share of Westport common stock. On a pro forma basis, assuming that the merger had occurred on December 31, 2003, this would have resulted in Kerr-McGee issuing approximately 48 million shares of its common stock to Westport stockholders, excluding shares of Kerr-McGee common stock that would have been issued (i) in exchange for outstanding shares of Westport restricted stock, and (ii) had all of the Westport stock options outstanding been exercised on that date.

        The purchase price of Westport's net assets will be based on the total value of the Kerr-McGee common stock issued to the Westport stockholders. For accounting purposes, the value of the Kerr-McGee common stock issued is based on the weighted average price of Kerr-McGee's common stock for a period of two days before and after announcement of the merger. This average price equaled $49.32 per share.

3.    Pro Forma Adjustments Related to the Merger

        The unaudited pro forma balance sheet includes the following adjustments:

          (a)   This entry reflects the purchase price paid by Kerr-McGee and adjusts the historical book values of Westport's assets and liabilities as of March 31, 2004 to their estimated fair values, in accordance with purchase accounting. In addition, deferred income taxes are recognized for the difference between the revised carrying amounts of Westport's assets and liabilities and their associated tax bases, excluding goodwill. The calculation of the total purchase price and the preliminary allocation of this price to assets and liabilities are shown below.

(In Millions)
Pro Forma calculation and allocation of purchase price:
Shares of Kerr-McGee common stock to be issued to Westport stockholders	48.0
Average Kerr-McGee stock price	$49.32

Fair value of common stock to be issued	$2,367
Plus: Estimated merger costs to be incurred	60
Plus: Westport convertible preferred stock to be redeemed	75
Plus: Estimated fair value of Westport employee stock options and restricted stock	65

Total purchase price	$2,567
Plus: Liabilities to be assumed by Kerr-McGee:
Current liabilities	308
Fair value of long-term debt	1,007
Asset retirement obligations	64
Other non-current liabilities	40
Deferred income taxes	589

Total purchase price plus liabilities assumed	$4,575

Fair value of Westport's Assets:
Current assets	$222
Proved oil and gas properties	2,247
Unproved oil and gas properties	1,227
Other property and equipment	50
Other non-current assets	21
Goodwill	808

Total fair value of Westport's assets	$4,575

        The total purchase price includes the value of the Kerr-McGee common stock to be issued to Westport stockholders in the merger. The total purchase price plus liabilities assumed also includes:

  •
  $60 million of estimated merger costs. These costs include investment banking expenses, severance, legal and accounting fees, printing expenses and other merger-related costs. These costs have been added to current liabilities in the unaudited pro forma balance sheet.

  •
  $75 million to be paid by Westport to redeem all its outstanding 6 1/2% convertible preferred stock prior to the merger at a redemption price of $25.65 per share. Such redemption results in a decrease to current assets (cash) in the unaudited pro forma balance sheet.

  •
  $65 million of Kerr-McGee employee stock options and restricted stock to be issued in exchange for existing Westport employee stock options and restricted stock. The estimated values of these options and restricted stock have been added to additional paid-in capital in the unaudited pro forma balance sheet.

  •
  $43 million increase in long-term debt to reflect the estimated fair value of Westport's 8 1/4% Senior Subordinated notes due 2011. If Kerr-McGee ultimately decides to call these notes, the acquistion cost is currently estimated to exceed the estimated fair value reflected in the unaudited pro forma balance sheet by approximately $35 million.

        The purchase price allocation is preliminary and is subject to change due to several factors, including: (i) changes in the fair values of Westport's working capital, oil and gas properties, and other assets and liabilities up to the closing date of the merger; (ii) the actual merger costs incurred; (iii) the number of Westport shares, stock options and restricted stock outstanding at the closing date of the merger; and (iv) changes in Kerr-McGee's valuation estimates that may be made between now and the time the purchase price allocation is finalized. These changes will not be known until after the closing date of the merger.

          (b)   These adjustments eliminate the components of Westport's historical stockholders' equity accounts.

        The unaudited pro forma statement of operations includes the following adjustments:

          (c)   This adjustment increases Westport's historical depreciation, depletion and amortization expense associated with oil and gas properties based on the pro forma allocation of purchase price.

          (d)   This adjustment reduces interest expense for the effect of amortizing the excess of the estimated fair value of Westport's long-term debt over its historical carrying value.

          (e)   This adjustment records the income tax impact of the depreciation, depletion and amortization expense and interest expense pro forma adjustments at an effective income tax rate of 36.5%.

          (f)    This adjustment eliminates preferred stock dividends for the effect of redeeming Westport's 6 1/2% convertible preferred stock.

4.    Common Shares Outstanding

        Pro forma income from continuing operations per share for the three months ended March 31, 2004 and the year ended December 31, 2003 have been calculated based on the weighted average number of shares outstanding as follows (in millions):

	Three Months ended March 31, 2004	Year ended December 31, 2003
Basic:
Kerr-McGee weighted average common shares outstanding	100	100
Westport basic shares outstanding multiplied by .71 exchange ratio	48	48

Pro forma weighted average Kerr-McGee shares outstanding	148	148

Diluted:
Kerr-McGee weighted average common shares outstanding	111	101
Westport diluted shares outstanding multiplied by .71 exchange ratio	49	48

Pro forma weighted average Kerr-McGee shares outstanding	160	149

        The diluted shares outstanding do not include the following potentially issuable shares, since the inclusion of such shares would be antidilutive:

Shares reserved for Kerr-McGee 5 1/4% convertible debentures	—	10
Employee stock options with an exercise price greater than the average market price of common stock	5	5

Total	5	15

        Pro forma shares of Kerr-McGee common stock outstanding at March 31, 2004, assuming the merger occurred at that date, are as follows (in millions):

Kerr-McGee common shares outstanding	101
Westport common shares outstanding multiplied by .71 exchange ratio	48

Total	149

5.    Goodwill

        In July 2001, the Financial Accounting Standards Board issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. As a result of these two pronouncements, goodwill recorded in connection with business combinations is no longer amortized but rather tested for impairment at least annually. Accordingly, the accompanying unaudited pro forma statement of operations includes no amortization of the goodwill to be recorded in the merger.

6.    Westport—Historical and Reclassified Statement of Operations

        Kerr-McGee and Westport present certain revenues, costs and operating expenses differently in their respective consolidated statements of operations. To make the unaudited pro forma financial information consistent, we have reclassified certain of Westport's reported revenues, costs and operating expenses to conform to Kerr-McGee's presentation.

        The historical and reclassified amounts for the year ended December 31, 2003 are presented in the following table.

	Historical Westport	Reclassifications	Reclassified Westport
	(Millions of Dollars)
Operating Revenue
Revenues	$—	$715	$715
Oil and natural gas sales	814	(814)	—
Hedge settlements	(102)	102	—
Gathering income	3	(3)	—
Non-hedge derivatives settlements	3	(3)	—
Non-hedge change in fair value of derivatives	10	(10)	—
Gain on sale of operating assets	6	(6)	—

Net Revenues	734	(19)	715

Operating Costs and Expenses
Costs and operating expenses	—	104	104
Lease operating expense	101	(101)	—
Production taxes	46	(46)	—
Transportation costs	13	—	13
Gathering expense	3	(3)	—
Exploration	59	30	89
Depletion, depreciation and amortization	261	(4)	257
Accretion expense	—	4	4
Impairment of proved properties	18	—	18
Impairment of unproved properties	27	(27)	—
Gain on sale of operating assets	—	(6)	(6)
Stock compensation expense, net	8	(8)	—
Interest and debt expense	—	57	57
Taxes other than income taxes	—	48	48
Selling, general and administrative expenses	30	3	33

Total Operating Expense	566	51	617

Other Income (Expense)
Interest expense	(56)	56	—
Interest income	1	—	1
Loss on debt retirement	(1)	1	—
Other	—	13	13

Total Other Income (Expense)	(56)	70	14

Income Before Income Taxes	$112	$—	$112

        The historical and reclassified amounts for the three months ended March 31, 2004 are presented in the following table.

	Historical Westport	Reclassifications	Reclassified Westport
	(Millions of Dollars)
Operating Revenues
Revenues	$—	$236	$236
Oil and natural gas sales	271	(271)	—
Hedge settlements	(35)	35	—
Non-hedge change in fair value of derivatives	4	(4)	—

Net Revenues	240	(4)	236

Operating Costs and Expenses
Costs and operating expenses	—	28	28
Lease operating expense	27	(27)	—
Production taxes	15	(15)	—
Transportation costs	4	—	4
Gathering expense	1	(1)	—
Exploration	13	4	17
Depletion, depreciation and amortization	75	(1)	74
Accretion expense	—	1	1
Impairment of unproved properties	3	(3)	—
Stock compensation expense, net	3	(3)	—
Interest and debt expense	—	17	17
Taxes other than income taxes	—	16	16
Selling, general and administrative expenses	10	1	11

Total Operating Expense	151	17	168

Other Income (Expense)
Interest expense	(17)	17	—
Other	—	4	4

Total Other Income (Expense)	(17)	21	4

Income Before Income Taxes	$72	$—	$72

7.    Supplemental Pro Forma Information Related to Oil and Gas Activities

        The following pro forma supplemental information regarding oil and gas operations is presented pursuant to the disclosure requirements of Statement of Financial Accounting Standards No. 69, Disclosures About Oil and Gas Producing Activities.

  Pro Forma Costs Incurred

        The following table reflects total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration and development activities for Kerr-McGee, Westport and the combined company on a pro forma basis for the year ended December 31, 2003.

	United States
						Other International	Combined Pro Forma
	Kerr-McGee	Westport	Total	North Sea	China
	(Millions of Dollars)
Property acquisition costs(1)	$121	$360	$481	$46	$1	$1	$529
Exploration	357	67	424	43	31	49	547
Development	473	198	671	55	45	—	771

Total finding, development, and acquisition costs	951	625	1,576	144	77	50	1,847
Asset retirement costs	3	12	15	8	—	—	23

Total costs incurred	$954	$637	$1,591	$152	$77	$50	$1,870

(1)
Includes $401 million applicable to purchases of reserves in place.

  Pro Forma Crude Oil, Condensate, Natural Gas Liquids and Natural Gas Reserves

        The following tables summarize changes in the estimated quantities of crude oil, condensate, natural gas liquids and natural gas proved reserves for Kerr-McGee, Westport and the combined company on a pro forma basis for the year ended December 31, 2003.

Crude Oil, Condensate and Natural Gas Liquids (Millions of barrels)

	United States
				North Sea		Combined Pro Forma
	Kerr-McGee	Westport	Total		China
Proved reserved as of December 31, 2002	241	79	320	202	35	557
Revisions of previous estimates	7	(3)	4	(7)	2	(1)
Extensions, discoveries and other additions	55	3	58	14	6	78
Purchases of reserves in place	3	1	4	12	—	16
Production	(28)	(8)	(36)	(26)	(1)	(63)
Sales of reserves in place	(16)	(2)	(18)	—	(3)	(21)

Proved reserves as of December 31, 2003	262	70	332	195	39	566

Proved developed reserves as of:
December 31, 2002	147	61	208	130	2	340
December 31, 2003	122	57	179	125	—	304

Natural Gas (Billions of cubic feet)

	United States
				North Sea	Combined Pro Forma
	Kerr-McGee	Westport	Total
Proved reserved as of December 31, 2002	2,779	1,104	3,883	496	4,379
Revisions of previous estimates	(10)	1	(9)	11	2
Extensions, discoveries and other additions	152	172	324	8	332
Purchases of reserves in place	57	201	258	30	288
Production	(230)	(117)	(347)	(35)	(382)
Sales of reserves in place	(77)	(2)	(79)	—	(79)

Proved reserves as of December 31, 2003	2,671	1,359	4,030	510	4,540

Proved developed reserves as of:
December 31, 2002	1,658	676	2,334	168	2,502
December 31, 2003	1,502	820	2,322	113	2,435

  Pro Forma Standardized Measure of and Changes in Discounted Future Net Cash Flows

        The following tables set forth the standardized measure of discounted future net cash flows associated with crude oil, condensate, natural gas liquids and natural gas proved reserves for Kerr-McGee, Westport and the combined company on a pro forma basis as of December 31, 2003, as well as the changes therein for the year then ended.

	United States
						Combined Pro Forma
	Kerr-McGee	Westport	Total	North Sea	China
	(Millions of Dollars)
Future cash inflows	$23,850	$9,625	$33,475	$7,770	$1,114	$42,359
Future costs:
Production	(5,002)	(2,808)	(7,810)	(2,437)	(306)	(10,553)
Development	(2,067)	(669)	(2,736)	(790)	(130)	(3,656)
Income taxes	(5,467)	(1,676)	(7,143)	(1,552)	(178)	(8,873)

Future net cash flows	11,314	4,472	15,786	2,991	500	19,277
10% annual discount	(4,721)	(1,944)	(6,665)	(970)	(208)	(7,843)

Standardized Measure of Discounted Future Net Cash Flows at December 31, 2003	$6,593	$2,528	$9,121	$2,021	$292	$11,434 (1)

(1)
Estimated future net cash flows before income tax expense, discounted at 10%, totaled approximately $16.7 billion.

	Kerr-McGee	Westport	Combined
	(Millions of Dollars)
Net change in sales prices and production costs	$3,308	$646	$3,954
Sales revenues less production costs	(2,383)	(654)	(3,037)
Purchases of reserves in place	344	558	902
Extensions, discoveries and other additions	1,183	391	1,574
Revisions in quantity estimates	63	(39)	24
Sales of reserves in place	(255)	(16)	(271)
Current-period development costs incurred	573	152	725
Changes in estimated future development costs	(472)	(111)	(583)
Accretion of discount	1,033	241	1,274
Change in income taxes	(978)	(319)	(1,297)
Timing and other	(572)	(87)	(659)

Net change	1,844	762	2,606
Total at December 31, 2002	7,062	1,766	8,828

Total at December 31, 2003	$8,906	$2,528	$11,434

SELECTED HISTORICAL FINANCIAL DATA OF WESTPORT

        Set forth below is selected consolidated financial data of Westport as of and for each of the three-month periods ended March 31, 2003 and March 31, 2004 and as of and for each of the years in the five-year period ended December 31, 2003. The quarterly information is derived from the unaudited financial statements of Westport for the three months ended March 31, 2003 and March 31, 2004 and the annual information is derived from audited financial statements of Westport for the years 1999 through 2003. This information should be read together with Westport's consolidated financial statements, the accompanying notes and management's discussion and analysis of financial condition and results of operations contained in Westport's reports on file with the Securities and Exchange Commission.

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000		1999
	(Millions of dollars, except per-share amounts)
Statements of Operations Data
Net Revenues	$240	$182	$734	$400	$349	$222		$79

Operating costs and expenses(1)	151	128	566	415	264	147		73
Interest and debt expense	17	16	56	34	7	8		9

Total costs and expenses	168	144	622	449	271	155		82

	72	38	112	(49)	78	67		(3)
Other income (expense)	—	—	1	1	—	—		—
Benefit (provision) for income taxes	(26)	(14)	(40)	20	(28)	(24)		—

Income (loss) before cumulative effect of change in accounting principle	46	24	73	(28)	50	43		(3)
Cumulative effect of change in accounting principle	—	(4)	(4)	—	—	—		—
Preferred stock dividends	(1)	(1)	(5)	(5)	(2)	—		—

Net income (loss) available to common stockholders	$45	$19	$64	$(33)	$48	$43		$(3)

Net income (loss) per common share:
Basic	$.66	$.29	$0.96	$(0.63)	$1.11	$1.54		$(0.21)
Diluted	$.65	$.29	$0.94	$(0.63)	$1.09	$1.52		$(0.21)
Weighted average number of common shares outstanding (thousands)
Basic	67,686	66,817	67,116	53,007	43,408	28,296		14,727
Diluted	69,163	67,631	68,103	53,007	44,168	28,645		14,727
Balance Sheet Data
Working capital (deficit)	$(86)	$(18)	$(75)	$(11)	$13	$20		$13
Property, plant and equipment—net	2,172	1,834	2,150	1,806	1,276	477		235
Total assets	2,677	2,299	2,617	2,234	1,604	552		271
Long-term debt	964	773	981	799	429	—		105
Total debt	964	773	981	799	429	—		107
Total debt less cash	866	708	907	757	402	—	(2)	87
Stockholders' equity	1,182	1,123	1,161	1,132	920	458		140
Other Financial Data
Net cash provided by operating activities	$146	$95	$437	$223	$195	$143		$21
Capital expenditures	99	46	610	828	194	146		14

(1)
2000 operating costs includes compensation expenses of $3.4 million recorded as a result of a one-time repurchase of employee stock options in March 2000 in connection with the merger between Westport Oil and Gas and Equitable Production (Gulf) Company.

(2)
Cash exceeded debt by $20 million.

DESCRIPTION OF THE NOTES

General

        The following description of the terms of the notes summarizes certain general terms that will apply to the notes. The notes will be issued under an indenture between us and Citibank, N.A., as trustee, dated August 1, 2001. This description is not complete, and we refer you to the attached prospectus and the indenture. Defined items have the meanings assigned to them in the indenture. The referenced sections of the indenture and the defined terms are incorporated by reference in the following summary.

        Purchases of notes or beneficial interests therein may be made in denominations of $1,000 or any integral multiples of $1,000 in excess thereof. The notes will be issued in an aggregate principal amount of $650,000,000.

        We may from time to time, without the consent of existing holders, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

Maturity, Interest and Payment

        The notes will mature on July 1, 2024 and will bear interest at a rate of 6.95% per annum. Interest shall be payable semi-annually on January 1 and July 1 of each year, commencing January 1, 2005. If an interest payment date falls on a day that is not a business day, interest will be payable on the next succeeding business day with the same force and effect as if made on such interest payment date. Interest will be paid to the persons in whose names the notes are registered at the close of business on the fifteenth calendar day next preceding each semi-annual interest payment date. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months, and will accrue from July 1, 2004 or from the most recent interest payment date to which interest has been paid.

Redemption

        The notes may be redeemed at any time at our option, in whole or in part, at a redemption price equal to the sum of: (i) the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date; and (ii) the Make-Whole Amount (as defined below), if any, with respect to the notes.

        Interest installments on a note due on or prior to such redemption date will be payable to the holders of record on the relevant record date.

        As used herein:

          "Make-Whole Amount" means, in connection with any optional redemption of any notes, the excess, if any, of: (a) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption; over (b) the aggregate principal amount of the notes being redeemed.

          "Reinvestment Rate" means the yield on Treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, rounded to the nearest month)

  to the stated maturity of the principal being redeemed (the "Treasury Yield") plus .30%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release (as defined below) under the heading "Week Ending" for "U.S. Government Securities—Treasury Constant Maturities" with a maturity equal to such remaining life; provided, that if no published maturity exactly corresponds with such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by Kerr-McGee.

          "Statistical Release" means the statistical release designated "H.15 (519)", which can be found at federalreserve.gov/releases/H15/update, or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by Kerr-McGee.

        If less than all the notes are to be redeemed, the particular notes or portions thereof to be redeemed shall be selected not more than 60 days and not less than 30 days prior to the redemption date by the Trustee from the outstanding notes not previously called for redemption, either pro rata, by lot or by another method the trustee shall deem fair and reasonable, and the aggregate principal amounts to be redeemed must be equal to $1,000 or any integral multiple thereof.

Sinking Fund

        There is no provision for a sinking fund applicable to the notes.

Guarantees

        Kerr-McGee Rocky Mountain Corporation and Kerr-McGee Chemical Worldwide LLC will jointly and severally guarantee our obligations under the notes. The indenture generally permits sale of a guarantor of the notes and sale of a guarantor's assets.

Payment and Paying Agents

        Interest on each note on each interest payment date will be paid to the person in whose name such note is registered as of the close of business on the regular record date relating to such interest payment date.

        The principal of and interest on, the notes at maturity will be payable upon presentation of the notes at the corporate trust office of Citibank, N.A., in New York, New York, as paying agent for Kerr-McGee. Kerr-McGee may change the place of payment on the notes, may appoint one or more additional paying agents (including Kerr-McGee) and may remove any paying agent, all at its discretion.

Book-Entry

        Denomination and Registration.    The notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

        Global Notes, Book-Entry Form.    Notes initially will be evidenced by one or more global notes deposited with the trustee as custodian for The Depository Trust Company (which we sometimes refer to as DTC), and registered in the name of Cede & Co. as DTC's nominee.

        Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as described in the accompanying prospectus, owners of beneficial interests in the global notes:

  •
  will not be entitled to have certificates registered in their names;

  •
  will not receive or be entitled to receive physical delivery of certificates in definitive form; and

  •
  will not be considered holders of the global notes.

        The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global note to transfer the beneficial interest in the global note to such persons may be limited.

        We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. Neither Kerr-McGee, the trustee nor any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

        It is DTC's current practice, upon receipt of any payment of principal and premium, if any, and interest on the global notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with notes held for the accounts of customers registered in "street name".

        Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

        Neither Kerr-McGee nor the trustee (nor any registrar or paying agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

        Clearstream, Luxembourg and Euroclear.    Links have been established among DTC, Clearstream, Luxembourg and Euroclear, which are two European book-entry depositaries similar to DTC, to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

        Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

        Clearstream, Luxembourg and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream, Luxembourg and Euroclear, as participants in DTC.

        When notes are to be transferred from the account of a DTC participant to the account of a Clearstream, Luxembourg participant or a Euroclear participant, the purchaser must send instructions to Clearstream, Luxembourg or Euroclear through a participant at least one day prior to settlement. Clearstream, Luxembourg or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream, Luxembourg or Euroclear will credit its participant's account. Credit for the notes will appear on the next day (European time).

        Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream, Luxembourg or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

        When a Clearstream, Luxembourg or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream, Luxembourg or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream, Luxembourg or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream, Luxembourg or Euroclear participant the following day, with the proceeds back-valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream, Luxembourg or Euroclear participant's account will instead be valued as of the actual settlement date.

        You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream, Luxembourg and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States.

Governing Law

        The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the notes. Unless otherwise stated, this summary deals only with holders who purchase the notes in the original offering at the initial offering price, and who hold the notes as capital assets. This summary assumes that the notes will be issued, and transfers thereof and payments thereon will be made, in accordance with the indenture.

        As used herein, "U.S. holders" are any beneficial owners of the notes that are, for United States federal income tax purposes, (i) individual citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for United States federal income tax purposes) created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (iii) estates, the income of which is subject to United States federal income taxation regardless of its source or (iv) trusts if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. In addition, certain trusts in existence on August 20, 1996 and treated as U.S. persons prior to such date may also be treated as U.S. holders. As used herein, "non-U.S. holders" are beneficial owners of the notes, other than partnerships, that are not U.S. holders. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the United States federal income tax consequences of owning and disposing of the notes.

        This summary does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, it does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers or traders in securities or currencies, or tax-exempt investors. It also does not discuss notes held as part of a hedge, straddle, "synthetic security" or other integrated transaction. This summary does not address the tax consequences to (i) U.S. holders that have a functional currency other than the U.S. dollar, (ii) certain United States expatriates, (iii) non-U.S. holders that are "controlled foreign corporations," "foreign personal holding companies" or "passive foreign investment companies" or (iv) shareholders, partners or beneficiaries of a holder of the notes. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the notes.

        This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change or differing interpretations, possibly on a retroactive basis.

        You should consult with your own tax advisor regarding the federal, state, local and foreign income, franchise, personal property and any other tax consequences of the ownership and disposition of the notes.

Taxation of U.S. Holders

  Interest Income

        It is anticipated (and this discussion assumes) that the notes will be issued with less than a de minimis amount of original issue discount. Accordingly, payments of interest on the notes generally will be taxable to a U.S. holder as ordinary income at the time such payments are accrued or received (in accordance with the holder's regular method of tax accounting).

  Sale, Exchange or Redemption of Notes

        A U.S. holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other disposition of a note and the holder's adjusted tax basis in such note. The amount realized is generally equal to the amount of cash and the fair market value of property received for the note (less an amount equal to any accrued and unpaid interest not previously included in income, which will be taxable as interest income). A holder's adjusted tax basis in the note generally will be the initial purchase price paid for the note. The gain or loss recognized will be capital gain or loss. In the case of a holder other than a corporation, preferential tax rates may apply to capital gain recognized on the sale of a note if such holder's holding period for such note exceeds one year. To the extent the amount realized is less than the holder's tax basis, the holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

  Information Reporting and Backup Withholding Tax

        In general, information reporting requirements will apply to payments of principal and interest on the notes and payments of the proceeds of the sale of the notes (unless the holder is an exempt recipient such as a corporation), and a backup withholding tax may apply to such payments if the holder fails to comply with certain identification requirements or fails to report in full dividend and interest income. The backup withholding tax rate is currently 28%. Any amounts withheld under the backup withholding rules from a payment to a holder generally will be allowed as a credit against such holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Taxation of Non-U.S. Holders

        The rules governing United States federal income taxation of a non-U.S. holder of notes are complex, and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign tax laws, as well as treaties, with regard to an investment in the notes, including any reporting requirements.

  Interest Income

        Generally, interest income of a non-U.S. holder that is not effectively connected with a United States trade or business is subject to a withholding tax at a 30% rate (or, if applicable, a lower tax rate specified by a treaty). In order to claim a lower treaty rate (or a treaty exemption), a non-U.S. holder must deliver a properly executed Internal Revenue Service Form W-8BEN or a suitable substitute form to the payor or the payor's agent. However, interest income earned on a note by a non-U.S. holder will qualify for the "portfolio interest" exemption and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with United States trade or business of the non-U.S. holder and provided that: (i) the non-U.S. holder does not actually or constructively own 10% of more of the total combined voting power of all classes of our stock entitled to vote; (ii) the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership; (iii) the non-U.S. holder is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and (iv) either (a) the non-U.S. holder certifies to the payor or the payor's agent, under penalties of perjury, that it is not a United States person and provides its name, address and certain other information on a properly executed Internal Revenue Service Form W-8BEN or a suitable substitute form or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the notes in such capacity, certifies to the payor or the payor's agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner, and furnishes the payor or the payor's agent with a copy thereof. The applicable United States Treasury regulations also provide alternative methods for satisfying the certification requirements of clause (iv), above. If a non-U.S. holder holds the note through certain foreign intermediaries or partnerships, such holder and the foreign intermediary or partnership may be required to satisfy certification requirements under applicable United States Treasury regulations.

        Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder generally will be taxed with respect to interest in the same manner as a U.S. holder if the interest is effectively connected with a United States trade or business of the non-U.S. holder. Effectively connected interest income received or accrued by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits" tax at a 30% rate (or, if applicable, at a lower tax rate specified by an applicable income tax treaty). Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the non-U.S. holder delivers a properly executed Internal Revenue Service Form W-8ECI (or successor form) to the payor or the payor's agent.

  Sales, Exchange or Redemption of Notes

        A non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, redemption or other disposition of a note unless (i) the gain is effectively connected with a United States trade or business of the non-U.S. holder or (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either (a) such holder has a "tax home" in the United States or (b) the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States.

        Except to the extent that an applicable income tax treaty otherwise provides, if an individual non-U.S. holder falls under clause (i) above, such individual generally will be taxed on the net gain derived from the sale in the same manner as a U.S. holder. If an individual non-U.S. holder falls under clause (ii) above, such individual generally will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual non-U.S. holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale or other disposition of a note are urged to consult their tax advisors as to the tax consequences of such sale. Except to the extent that an applicable income tax treaty otherwise provides, if a non-U.S. holder that is a foreign corporation falls under clause (i) above, it generally will be taxed on the net gain derived from the sale in the same manner as a U.S. holder and, in addition, may be subject to the branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

  Information Reporting and Backup Withholding Tax

        Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of interest paid to such holder and the tax withheld with respect to those payments, regardless of whether withholding was required. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        United States backup withholding tax will not apply to payments on the notes to a non-U.S. holder if the statement described in clause (iv) under "Interest Income" above is duly provided by such holder (or the holder satisfies one or more of the alternate methods for satisfying clause (iv) provided in the

Treasury regulations), provided that the payor does not have actual knowledge or reason to know that the holder is a United States person.

        Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of notes effected outside the United States by a foreign office of a "broker" as defined in applicable Treasury regulations (absent actual knowledge or reason to know that the payee is a United States person), unless such broker (i) is a United States person as defined in the Internal Revenue Code, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a controlled foreign corporation for United States federal income tax purposes or (iv) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in the preceding sentence may be subject to information reporting requirements (but not backup withholding) unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements unless the beneficial owner satisfies the requirements described in clause (iv) under "Interest Income" above and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

        The backup withholding tax rate is currently 28%. Any amounts withheld under the backup withholding rules from a payment to a holder generally will be allowed as a credit against such holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

UNDERWRITING

        Under the terms and conditions contained in an underwriting agreement, dated June 25, 2004, we have agreed to sell to the underwriters named below and the underwriters have agreed to purchase, subject to certain conditions, the following amount of notes:

Underwriters	Principal amount
Lehman Brothers Inc.	$195,000,000
J.P. Morgan Securities Inc.	195,000,000
ABN AMRO Incorporated	40,625,000
Banc of America Securities LLC	40,625,000
Citigroup Global Markets Inc.	40,625,000
Greenwich Capital Markets Inc.	40,625,000
Barclays Capital Inc.	24,375,000
BNY Capital Markets, Inc.	24,375,000
Scotia Capital (USA) Inc.	24,375,000
Wachovia Capital Markets, LLC	24,375,000

Total	$650,000,000

        The underwriting agreement provides that, subject to certain conditions precedent, the underwriters are obligated to purchase all of the notes if any are purchased.

        The underwriters propose to offer the notes initially at the price to investors on the cover page of this prospectus supplement and may offer the notes to certain dealers (who may include the underwriters) at that price less a concession not to exceed 0.45% of the principal amount per note. The underwriters may allow, and those dealers may reallow, a discount of 0.20% of such principal amount per note on sales to other broker/dealers. After the initial public offering, the price to investors and concession and discount to broker/dealers may be changed by the underwriters.

        The following table shows the underwriting discount (expressed as a percentage of the principal amount of the notes) to be paid by us to the underwriters in connection with this offering.

Paid by Kerr-McGee
Per note due 2024	0.875%

        We estimate that our out-of-pocket expenses for this offering will be approximately $900,000. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of such liabilities.

        In connection with this offering and in compliance with applicable law, the underwriters may engage in over-allotment, stabilizing and syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  •
  The underwriters may also effect transactions which stabilize, maintain or otherwise affect the market price of the notes at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the notes or effecting purchases of the notes for the purpose of pegging, fixing or maintaining the price of the notes.

  •
  Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives of the underwriters to reclaim a selling concession from a syndicate member when the notes sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of these transactions. The underwriters are not required to engage in any of these activities and such activities, if commenced, may be discontinued at any time.

        The notes are offered for sale only in those jurisdictions where it is legal to offer them.

        There is no public market for the notes. The notes will not be listed on any securities exchange or included in any automated quotation system. The underwriters have advised us that, following completion of the offering of the notes, they intend to make a market in the notes, as permitted by applicable law. They are not obligated, however, to make a market in the notes, and may discontinue any market-making activities at any time without notice, in their sole discretion. If any of the underwriters ceases to act as a market-maker for the notes for any reason, there can be no assurance that another firm or person will make a market in the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for these notes.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

        Lehman Brothers Inc. and J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary Web site and/or a third party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between Lehman Brothers Inc. and its customers and J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from Lehman Brothers Inc. and J.P. Morgan Securities Inc. based on transactions that Lehman Brothers Inc. and J.P. Morgan Securities Inc. transact through the system. Lehman Brothers Inc. and J.P. Morgan Securities Inc. will make notes available to their customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

        The underwriters or their affiliates have from time to time provided investment banking and/or financial advisory services to us and our affiliates in the ordinary course of business, for which they have received customary fees, and they may continue to do so in the future. In addition, JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is one of the lenders under our $650 million revolving credit facility. JPMorgan Chase Bank also acts as administrative agent and lender under the $600 million revolving credit facility of Westport Resources Corporation. Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., is one of the dealers under our commercial paper program. JPMorgan Chase Bank and Lehman Commercial Paper Inc. received and continue to receive customary fees for acting in these capacities, and they may continue to do so in the future.

EXPERTS

        Kerr-McGee.    Ernst & Young LLP, an independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report (which contains an explanatory paragraph describing a change in the method of accounting for asset retirement obligations and variable interest entities in 2003, and the method of accounting for derivative instruments and hedging activities in 2001), which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement of which this prospectus supplement and the accompanying prospectus are a part. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        Westport.    Estimated quantities of Westport's oil and gas reserves and the net present value of such reserves as of December 31, 2003 are based upon reserve reports prepared by Ryder Scott Company, L.P., referred to as Ryder Scott, Netherland, Sewell & Associates, Inc., referred to as Netherland Sewell, and Westport's engerineering staff. The Ryder Scott report covered 71% of the total net present value of estimates of total proved reserves. The Netherland Sewell report covered 16% of the total net present value of estimates of total reserves and the internally generated report covered the remaining 13% of the total net present value of estimates of total proved reserves. Estimates of total proved reserves at December 31, 2002 were prepared by Ryder Scott and Westport's engineering staff. Ryder Scott reports covered 81% of the total net present value of estimates of total proved reserves, preparing 58% and auditing 23%. The internally generated report covered the remaining 19% of total net present value estimates of total proved reserves. At December 31, 2001, Ryder Scott audited 87% of the total net present value of estimates of total proved reserves and the remaining 13% of total net present value of estimates of total proved reserves was unaudited.

LEGAL MATTERS

        Certain legal matters with respect to the securities offered hereby will be passed upon for us by Covington & Burling, New York, New York, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room in Washington, D.C. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov.

        The rules of the SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus information contained in other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, as the case may be. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede this information.

        We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act until the offering is completed, excluding, in each case, any information furnished pursuant to Item 9 or Item 12 (or, as of and after August 23, 2004, Item 7.01 or Item 2.02) of any current report or Form 8-K:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2003;

  •
  our Amendment No. 1 to Form 10-K on Form 10-K/A for the year ended December 31, 2003;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and

  •
  our Current Reports on Form 8-K filed on January 22, 2004, January 28, 2004, February 2, 2004, February 11, 2004, February 19, 2004, March 19, 2004, March 24, 2004, April 7, 2004, April 8, 2004, April 21, 2004, April 28, 2004, May 21, 2004, May 26, 2004, May 27, 2004, June 2, 2004, June 16, 2004, June 21, 2004, June 23, 2004 and June 25, 2004.

        You may request copies of these documents (excluding exhibits, except exhibits that have been specifically incorporated by reference in this prospectus) without charge, by requesting them in writing or by telephone from us at the following address: 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Corporate Secretary, telephone: (800) 786-2556.

PROSPECTUS

$2,000,000,000

KERR-MCGEE CORPORATION

DEBT SECURITIES, PREFERRED STOCK,
COMMON STOCK, STOCK PURCHASE CONTRACTS,
STOCK PURCHASE UNITS, WARRANTS

KERR-MCGEE OPERATING CORPORATION
GUARANTEES

KERR-MCGEE ROCKY MOUNTAIN CORPORATION
GUARANTEES

        By this prospectus, we may offer up to $2,000,000,000 of debt securities (which may be guaranteed by Kerr-McGee Operating Corporation, formerly named Kerr-McGee Corporation, and/or Kerr-McGee Rocky Mountain Corporation, formerly named HS Resources, Inc.), preferred stock, common stock, stock purchase contracts, stock purchase units and warrants on terms to be determined at the time of sale. We will provide more specific information regarding these securities in supplements to this prospectus.

        YOU SHOULD READ THIS PROSPECTUS, PARTICULARLY THE RISK FACTORS BEGINNING ON PAGE 5, AND ANY SUPPLEMENT CAREFULLY BEFORE INVESTING.

THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION, NOR HAVE THOSE ORGANIZATIONS DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

February 12, 2002

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND INFORMATION
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
THE COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

ABOUT THIS PROSPECTUS

        This prospectus is part of a Registration Statement that Kerr-McGee Corporation (which we refer to as "Kerr-McGee," "the Company," "we" or "us") filed with the Securities and Exchange Commission (which we refer to as the "SEC") utilizing a shelf registration process. Under this shelf process, we may sell the unsecured Debt Securities (which may be guaranteed under Guarantees issued by Kerr-McGee Operating Corporation and/or Kerr-McGee Rocky Mountain Corporation), Preferred Stock, Common Stock, Stock Purchase Contracts, Stock Purchase Units and Warrants (which we collectively refer to as the "Offered Securities") described in this prospectus, in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the Offered Securities we may offer. Each time we sell Offered Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under "Where You Can Find Information."

WHERE YOU CAN FIND INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials on file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

        The SEC allows us to "incorporate by reference" some of the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

        We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

  •
  Our Proxy Statement-Prospectus included in our registration statement on Form S-4 (declared effective on June 28, 2001).

  •
  Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

  •
  Our Current Reports on Form 8-K dated August 1, 2001, August 15, 2001, September 19, 2001, September 21, 2001, October 2, 2001, October 17, 2001, November 14, 2001, December 3, 2001, December 14, 2001, January 17, 2002 and January 23, 2002 and our related Current Reports on Form 8-K/A dated August 1, 2001 and October 2, 2001.

        The following documents, which have been filed by Kerr-McGee Operating Corporation (formerly named Kerr-McGee Corporation) with the SEC (SEC file number 1-03939), are also incorporated by reference into this prospectus:

  •
  Kerr-McGee Operating Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.

  •
  Kerr-McGee Operating Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

  •
  Kerr-McGee Operating Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

  •
  Kerr-McGee Operating Corporation's Current Reports on Form 8-K dated January 16, 2001, February 20, 2001, March 19, 2001, March 23, 2001, April 10, 2001, April 15, 2001, May 13, 2001, May 14, 2001, May 21, 2001, June 20, 2001 and July 18, 2001.

        The following documents, which have been filed by Kerr-McGee Rocky Mountain Corporation (formerly named HS Resources, Inc.) with the SEC (SEC file number 1-13152), are also incorporated by reference into this prospectus:

  •
  Kerr-McGee Rocky Mountain Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.

  •
  Kerr-McGee Rocky Mountain Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

  •
  Kerr-McGee Rocky Mountain Corporation's Current Reports on Form 8-K dated February 15, 2001, March 20, 2001, April 25, 2001 and May 13, 2001.

        You can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

  Investor Relations
  Kerr-McGee Corporation
  P. O. Box 25861
  Oklahoma City, Oklahoma 73125
  Telephone (405) 270-3125

        You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

RISK FACTORS

        Prospective purchasers of the Offered Securities should carefully review the information contained elsewhere in this prospectus and should particularly consider the following matters.

Volatile Product Prices and Markets Could Adversely Affect Results

        Our results of operations are highly dependent upon the prices of and demand for oil and gas and our chemical products. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Accordingly, the prices received by us for our oil and gas production are dependent upon numerous factors which are beyond our control. These factors include, but are not limited to, the level of ultimate consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of imports and exports of oil and gas, actions of the Organization of Petroleum Exporting Countries, the political and economic uncertainty of foreign governments, international conflicts and civil disturbances, and the overall economic environment. Any significant decline in prices for oil and gas could have a material adverse effect on our financial condition, results of operations and quantities of reserves recoverable on an economic basis. Demand for titanium dioxide is dependent on the demand for ultimate products utilizing titanium dioxide pigment. This demand is generally dependent on the status of the economy. The profitability of our products is dependent on the price realized for them, the efficiency of our manufacturing costs, and the ability to acquire feedstock at a competitive price. Should the industries in which we operate experience significant price declines or other adverse market conditions, we may not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures. In order to manage our exposure to price risks in the sale of our oil and gas, we may from time to time enter into commodities futures or option contracts to hedge a portion of our crude oil and natural gas sales volume. Any such hedging activities may prevent us from realizing the benefits of price increases above the levels reflected in such hedges.

State and Local Regulation of Oil and Gas Development and Surface Development Conflicts Could Adversely Affect Results

        State regulatory authorities have established rules and regulations governing, among other things, permits for drilling and production, operations, performance bonds, reports concerning operations, discharge, disposal and other waste-related permits, well spacing, unitization and pooling of operations, taxation, environmental and conservation matters. In general, these measures make oil and gas development more difficult and their application to our operations could adversely affect our results of operations.

Failure to Fund Continued Capital Expenditures Could Adversely Affect Results

        If our revenues substantially decrease as a result of lower oil and gas prices or otherwise, we may have a limited ability to expend the capital necessary to replace our reserves or to maintain production at current levels, resulting in a decrease in production over time. We expect that we will continue to make capital expenditures for the acquisition, exploration and development of oil and gas reserves. Historically, we have financed these expenditures primarily with cash flow from operations and proceeds from debt and equity financings, asset sales and sales of partial interests in foreign concessions. We believe that we will have sufficient cash flow from operations, available drawings under our credit facilities and other debt financings to fund capital expenditures. However, if our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing or other sources of capital will be available to meet these requirements. If we are not able to fund our capital expenditures, our interests in some of our properties may be reduced or forfeited and our future cash generation may be materially adversely affected as a result of the failure to find and develop reserves.

Costs of Legal Matters, Environmental Liabilities and Regulation Could Exceed Estimates

        We and/or our subsidiaries are or may become parties to a number of legal and administrative proceedings involving environmental and/or other matters pending in various courts or agencies. These include proceedings associated with facilities currently or previously owned, operated or used by us, our subsidiaries and/or our predecessors, and include claims for personal injuries and property damages. Our current and former operations also involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations obligate us and/or our subsidiaries to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been disposed of or released. Some of these sites have been designated Superfund sites by the Environmental Protection Agency pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. Similar environmental regulations exist in foreign countries in which we and/or our subsidiaries operate. Of note, environmental regulations in the North Sea are particularly stringent.

        It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental and legal matters and other contingencies because:

  •
  some sites are in the early stages of investigation, and other sites may be identified in the future;

  •
  cleanup requirements are difficult to predict at sites where remedial investigations have not been completed or final decisions have not been made regarding cleanup requirements, technologies or other factors that bear on cleanup costs;

  •
  environmental laws frequently impose joint and several liability on all potentially responsible parties, and it can be difficult to determine the number and financial condition of other potentially responsible parties and their share of responsibility for cleanup costs;

  •
  environmental laws and regulations are continually changing, and court proceedings are inherently uncertain; and

  •
  some legal matters are in the early stages of investigation or proceeding or their outcomes otherwise may be difficult to predict, and other legal matters may be identified in the future.

        Although our management believes that it has established appropriate reserves for cleanup costs, due to these uncertainties we could be required to make additional reserves in the future.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        We have made certain forward-looking statements in this document and in the documents referred to in this document which are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management and on the information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results or otherwise speak to future events and may be preceded by, followed by, or otherwise include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

        Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results or performance may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Potential investors and stockholders and holders of other securities of the Company are cautioned not to put undue reliance on any forward-looking statements. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

        You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to in this document, could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements, including:

  •
  materially adverse changes in general economic conditions or in the markets served by us, including changes in the prices of oil, natural gas, titanium dioxide pigments and other chemicals;

  •
  the success of our oil and natural gas exploration, development and production programs;

  •
  uncertainties about estimates of reserves;

  •
  the financial resources of competitors;

  •
  changes in laws and regulations, including environmental laws, or changes in the administration of such laws and regulations;

  •
  the quality of future opportunities that may be presented to or pursued by us;

  •
  the ability to generate cash flows or obtain financing to fund growth and the cost of such financing;

  •
  the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions, and trade and regulatory matters; and

  •
  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures.

THE COMPANY

        As a result of the August 1, 2001 merger involving Kerr-McGee Operating Corporation (formerly named Kerr-McGee Corporation) and Kerr-McGee Rocky Mountain Corporation (formerly named HS Resources, Inc.), we are a holding company with two wholly owned subsidiaries, Kerr-McGee Operating Corporation and Kerr-McGee Rocky Mountain Corporation. We are the fourth largest independent, nonintegrated oil and gas exploration, development and production company based in the United States in terms of proved oil and gas reserves on a pro forma basis as of December 31, 2000. Proved reserves as of December 31, 2001 on a pro forma basis totaled 1.5 billion barrels of oil equivalent with 85% of these located in our core operating areas of the United States and the North Sea. We conduct offshore oil and gas exploration and/or production activities in Australia, Benin, Brazil, Canada, China, Gabon, the Gulf of Mexico, Morocco, North Sea and Thailand. We conduct onshore exploration and/or production operations in the United States, Ecuador, Indonesia, the United Kingdom, Kazakhstan, Algeria and Yemen.

        Our operations originated in 1929 with the formation of Anderson & Kerr Drilling Company. With oil and gas exploration, development and production as our base, we have expanded into titanium dioxide pigment manufacturing and marketing and into the mining and marketing of minerals. We own a large inventory of natural resources that includes oil and gas reserves and mineral deposits.

        Our primary chemical product is titanium dioxide pigment, which is produced at five titanium dioxide plants located in Australia, Germany, the Netherlands and the United States. In addition, our chemical operations produce and market inorganic industrial and specialty chemicals, heavy minerals and forest products. We produce and market other industrial chemicals including manganese products and sodium chlorate and specialty chemicals including boron trichloride and elemental boron. We produce the heavy minerals ilmenite, synthetic and natural rutile, zircon and leucoxene. Our forest products operations treat railroad crossties and other hardwood products and provide wood treating services.

        Our executive offices are located at Kerr-McGee Center, Oklahoma City, Oklahoma 73125.

USE OF PROCEEDS

        We will use the proceeds we receive from selling these Offered Securities for acquisitions or for other general corporate purposes. General corporate purposes may include capital expenditures, payment of debt, or any other purposes that may be stated in the supplements. The proceeds may be invested temporarily until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Years Ended December 31,(1)						Nine Months Ended September 30,(1)
1996	1997	1998		1999	2000	2000	2001
4.1	3.9	N/A	(2)	2.2	6.8	5.9	6.4

(1)
At no time during the periods indicated have we or Kerr-McGee Operating Corporation had any preferred stock outstanding. Therefore, unless otherwise indicated, ratio of earnings to combined fixed charges and preferred dividend requirements will be the same.

(2)
Earnings were inadequate to cover fixed charges by $548 million for the year ended December 31, 1998.

        For purposes of computing the ratios, the earnings calculation is: income from continuing operations + income taxes + fixed charges - capitalized interest. Fixed charges calculation is: all interest + interest factor of rental expense.

DESCRIPTION OF DEBT SECURITIES

        The following description of the terms of the Debt Securities summarizes certain general terms that will apply to the Debt Securities. The description is not complete, and we refer you to the Indenture, a copy of which is an exhibit to the Registration Statement of which this prospectus is a part. For your reference, in several cases below we have noted the section in the Indenture that the paragraph summarizes. Capitalized items have the meanings assigned to them in the Indenture. The referenced sections of the Indenture and the definitions of capitalized terms are incorporated by reference in the following summary.

        We may issue Debt Securities either separately, or together with, upon conversion of or in exchange for other securities. The Debt Securities will be issued under an Indenture between Kerr-McGee and Citibank, N.A., as Trustee. This summary of the Indenture is qualified by reference to the Indenture. You should refer to the Indenture in addition to reading this summary. The summary is not complete and is subject to the specific terms of the Indenture.

General

        Under the Indenture, we can issue an unlimited amount of Debt Securities. Each time that we issue a new series of Debt Securities, the supplement to the prospectus relating to that new series will specify the terms of those Debt Securities, including:

  •
  Designation, amount and denominations;

  •
  Percentage of principal amount at which Debt Securities will be issued;

  •
  Maturity date;

  •
  Interest rate and payment dates;

  •
  Terms and conditions of exchanging or converting Debt Securities for other securities;

  •
  Currency of issue;

  •
  Redemption terms; and

  •
  Whether the Debt Securities and/or any Guarantees will be senior, senior subordinated or subordinated.

        Payments relating to the Debt Securities generally will be paid at Citibank's corporate trust office. However, we may elect to pay interest by mailing checks directly to the registered holders of the Debt Securities. You can transfer your Debt Securities at Citibank's corporate trust office.

Ranking

        Unless otherwise described in the prospectus supplement for any series, the Debt Securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

        We are a holding company and conduct substantially all of our operations through subsidiaries. Our right to participate as a shareholder in any distribution of assets of any subsidiary (and thus the ability of holders of the Debt Securities to benefit as creditors of the Company from such distribution) is junior to creditors of that subsidiary. As a result, claims of holders of the Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that we may be recognized as a creditor of those subsidiaries or those subsidiaries guarantee the Debt Securities. Claims of creditors of our subsidiaries include substantial amounts of long-term debt.

        We will issue the Debt Securities in registered form without coupons, which Debt Securities may be in the form of a global security (see Description of Debt Securities—Global Securities). You can transfer or exchange your Debt Securities without a service charge, but we may require advance payment of any tax or other governmental transfer or exchange charge.

Reopening of Issue

        We may, from time to time, reopen an issue of Debt Securities without the consent of the holders of the Debt Securities and issue additional Debt Securities with the same terms (including maturity and interest payment terms) as Debt Securities issued on an earlier date. After such additional Debt Securities are issued they will be fungible with the previously issued Debt Securities to the extent specified in the applicable prospectus supplement.

Debt Guarantees

        Kerr-McGee Operating Corporation and/or Kerr-McGee Rocky Mountain Corporation may guarantee the payment of principal, premium, if any, and interest, if any, on the Debt Securities and the payment of mandatory sinking fund payments, if any. (Section 14.01)

Definitions

        The covenants in the Indenture, which we summarize below, use the following terms:

  •
  Subsidiary: A corporation of which we own a majority of the voting stock either directly or indirectly. (Section 1.01)

  •
  Restricted Subsidiary: Any subsidiary which we designate as a Restricted Subsidiary or which owns or leases any Principal Property (see the next definition). The term does not include a subsidiary if its principal business is leasing assets, financing the sale of products or holding the securities of other subsidiaries. (Section 1.01)

  •
  Principal Property: Any U.S. mineral property owned by the Company or any Restricted Subsidiary capable of producing in paying quantities and any manufacturing plant owned by the Company or any Restricted Subsidiary in the U.S. (including the land and fixtures), unless our board of directors determines that the property or plant is not material to our total business. The term does not include any facility acquired to control or abate air, water, noise, odor, or other pollution, or facilities financed through industrial revenue bonds or similar financing. (Section 1.01)

  •
  Consolidated Net Tangible Assets: The total amount of assets on our consolidated balance sheet and the balance sheets of our Restricted Subsidiaries, less any reserves and after deducting: (1) current liabilities and (2) goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles. (Section 1.01)

  •
  Funded Debt: Money borrowed or debt evidenced by bonds or debentures, or similar instruments or agreements having a maturity of more than one year (or less than one year but which is renewable after that year at the borrower's option). (Section 1.01)

  •
  Debt: Notes, bonds, debentures or other similar evidences of indebtedness. (Section 10.08)

  •
  Mortgage: A pledge, mortgage or other lien securing a debt. (Section 10.08)

Certain Covenants

        The Indenture includes the following covenants. These covenants use certain terms that are defined above. The covenants for a series of Debt Securities may differ from those described below. If they do, this will be described in the supplement to this prospectus relating to that series.

  Restrictions on Secured Debt

        After the date of the Indenture, if we or any of our Restricted Subsidiaries incur or guarantee a debt secured by either a mortgage on any of our Principal Property or on a Restricted Subsidiary's stock or debt, we will secure the Debt Securities on the same basis, unless the amount of the new debt plus the value of all sale and leaseback transactions involving Principal Properties would not exceed 5% of Consolidated Net Tangible Assets. The restrictions do not apply to debt secured by the following:

  •
  Mortgages on our property or the property of a Restricted Subsidiary, which existed on the date of the Indenture.

  •
  Mortgages on the property, stock or debt of a corporation that existed when the corporation became a Restricted Subsidiary.

  •
  Mortgages on the property of a Restricted Subsidiary, which only secures indebtedness owed by the Subsidiary to another Restricted Subsidiary or us.

  •
  Mortgages in favor of governmental bodies to secure progress, advance or other payments.

  •
  Mortgages on acquired property, stock or debt which existed at the time of the acquisition (including acquisition through merger or consolidation) and certain purchase money and construction mortgages.

  •
  Mortgages on our property or the property of a Restricted Subsidiary to secure payment of the costs of operations, increase the production and disposition of minerals from the property or indebtedness incurred to provide funds for such purposes.

  •
  Any extension, renewal or refunding of the foregoing.

        The debt listed above will be excluded when computing our secured debt.

        The restrictions will not apply to sale and leaseback transactions if the proceeds are applied to the retirement of Funded Debt. Secured debt will not be deemed to be created by the transfer of an interest in property in the form commonly referred to as a "production payment." (Sections 10.08 and 10.09)

  Restrictions on Sales and Leasebacks

        We may not enter into any sale and leaseback transaction involving any Principal Property after the date of the Indenture unless:

  •
  The sale or transfer occurs within 120 days after construction is complete and the Principal Property is fully operational.

  •
  We could mortgage the property under Section 10.08 of the Indenture for an amount equal to the proceeds of the sale and leaseback transaction without securing the Debt Securities on the same basis.

  •
  We use an amount equal to the market value of the Principal Property being leased to retire Funded Debt within 120 days. This restriction will not apply to any sale and leaseback transaction between us (or a Restricted Subsidiary) and a Restricted Subsidiary, or involving the taking back of a lease for a period of less than three years. (Section 10.09)

  Merger and Consolidation

        The Indenture generally permits a consolidation or merger between Kerr-McGee and another corporation. It also permits the sale by Kerr-McGee of all or substantially all of our property and assets. If this happens, the resulting or acquiring corporation will assume all of our responsibilities and liabilities under the Indenture. If the resulting or acquiring corporation has outstanding Debt secured by a Mortgage on any Principal Property, or shares of stock of a Restricted Subsidiary, the Debt Securities will be equally and ratably secured with (or prior to) the Debt secured by such Mortgage. This restriction will not apply if the Mortgage could be created pursuant to Section 10.08 of the Indenture (see "Restrictions on Secured Debt" above) without equally and ratable securing the Debt Securities. (Section 8.03)

Modification

        Generally, our rights and obligations and the holders' rights may be modified if the holders of a majority of the outstanding Debt Securities consent. However, no modification or amendment may occur without the consent of the affected holder of the Debt Security if that modification or amendment would do any of the following:

  •
  Change the stated maturity date of the principal of, or any installment of interest on, any of the holder's Debt Security.

  •
  Reduce the principal amount of, or the interest (or premium, if any) on, the Debt Security (including in the case of a discounted Debt Security, the amount payable upon acceleration of maturity or provable in bankruptcy).

  •
  Change the currency of payment of the Debt Security.

  •
  Impair the right to institute suit for the enforcement of any payment on the Debt Security or adversely affect the right of repayment, if any, at the option of the holder.

  •
  Reduce the percentage of holders of Debt Securities necessary to modify or amend the Indenture.

        A modification which changes a covenant or provision expressly included solely for the benefit of holders of one or more particular series will not affect the rights of holders of Debt Securities of any other series. (Section 9.02)

        Kerr-McGee or Citibank may make modifications without the consent of the Debt Securities holders in order to do the following: (Section 9.01)

  •
  Evidence that another corporation has succeeded to Kerr-McGee and assumed our obligations.

  •
  Convey security for the Debt Securities to Citibank.

  •
  Add covenants, restrictions or conditions for the protection of the Debt Security holders.

  •
  Provide for the issuance of Debt Securities in coupon or fully registered form.

  •
  Establish the form or terms of Debt Securities of any series.

  •
  Cure any ambiguity or correct any defect in the Indenture which does not adversely affect the interests of a holder.

  •
  Evidence the appointment of a successor trustee or more than one trustee.

Events of Default

        In the Indenture, an Event of Default means any one of the following:

  •
  Failure to pay interest on a Debt Security for 30 days;

  •
  Failure to pay principal and premium, if any, when due;

  •
  Failure to pay sinking fund installment when due;

  •
  Failure by us or by a guarantor of the Debt Securities to perform any other covenant in the Indenture that continues for 60 days after receipt of notice;

  •
  Certain events in bankruptcy, insolvency or reorganization; or

  •
  A Guarantee ceasing to be in effect in accordance with its terms, or the denial by a guarantor of its obligations under a Guarantee.

        An Event of Default relating to one series of Debt Securities does not necessarily constitute an Event of Default with respect to any other series issued under the Indenture. If an Event of Default exists with respect to a series of Debt Securities, Citibank or the holders of at least 25% of the outstanding Debt Securities of that series (or of all the outstanding Debt Securities in the case of defaults due to failure to perform a covenant in the Indenture or certain events in bankruptcy, insolvency, or reorganization) may declare the principal of that series (or of all outstanding Debt Securities, as the case may be) due and payable.

        Any Event of Default with respect to a particular series of Debt Securities may be waived by the holders of a majority of the outstanding Debt Securities of that series (or of all the outstanding Debt Securities as the case may be), except for a failure to pay principal, premium or interest on the Debt Security. (Sections 5.01, 5.02 and 5.08)

        Citibank may withhold notice to the holders of the Debt Securities of any default (except in payment of principal, premium, interest or sinking fund payment) if Citibank thinks it is in the interest of the holders. (Section 6.02)

        Subject to the specific duties that arise under the Indenture if an Event of Default exists, Citibank is not obligated to exercise any of its rights or powers under the Indenture at the request of the holders of the Debt Securities, unless they provide reasonable indemnity satisfactory to it. (Sections 6.01 and 6.03) Generally, the holders of a majority of the outstanding Debt Securities can direct the proceeding for a remedy available to Citibank or for exercising any power conferred on Citibank as the trustee. (Section 5.08)

Trustee's Relationship

        Citibank has loaned us substantial amounts of money in the past and may continue to do so. Citibank serves as a depository for us and performs other services for us in the normal course of business. The Indenture provides that we will indemnify Citibank against any loss, liability or expense incurred that arises from the trust created by the Indenture unless the loss, liability or expense results from Citibank's negligence or willful misconduct. (Section 6.07)

Global Securities

        We may issue some of the Debt Securities as Global Securities that will be deposited with a depository identified in a prospectus supplement. Global Securities may be issued in either registered or bearer form and may be either temporary or permanent. A prospectus supplement will contain additional information about depository arrangements.

        Registered Global Securities will be registered in the depositary's name or in the name of its nominee. When we issue a Global Security, the depositary will credit that amount of Debt Securities to the investors that have accounts with the depository or its nominee. The underwriters or the Debt Security holders' agent will designate the accounts to be credited, unless the Debt Securities are offered and sold directly by Kerr-McGee, in which case, we will designate the appropriate account to be credited.

        Investors who have accounts with a depository, and people who have an interest in those institutions, are the beneficial owners of Global Securities held by that particular depository.

        Kerr-McGee will not maintain records regarding ownership or the transfer of Global Securities held by a depository or to nominee. If you are the beneficial owner of Global Securities held by a depository, you must get information directly from the depository.

        As long as a depositary is the registered owner of a Global Security, that depository will be considered the sole owner of the Debt Securities represented by that Global Security. Except as set forth below, beneficial owners of Global Securities held by a depository will not be entitled to:

  •
  Register the represented Debt Securities in their names;

  •
  Receive physical delivery of the Debt Securities; or

  •
  Be considered the owners or holders of the Global Security under the Indenture.

        Payments on Debt Securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee. (Section 2.03)

        When a depositary receives a payment, it must immediately credit the accounts in amounts proportionate to the account holders' interests in the Global Security. The beneficial owners of a Global Security should, and are expected to, establish standing instructions and customary practices with their investor that has an account with the depository, so that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in "street name."

        A Global Security can only be transferred in whole by the depository to a nominee of such depository, or to another nominee of a depository. If a depositary is unwilling or unable to continue as a depository and we do not appoint a successor depository within ninety (90) days, we will issue Debt Securities in exchange for all of the Global Securities held by that depository. In addition, we may eliminate all Global Securities at any time and issue Debt Securities in exchange for them. Further, we may allow a depository to surrender a Global Security in exchange for Debt Securities on any terms that are acceptable to us and the depositary. Finally, an interest in the Global Security is exchangeable for a definitive Debt Security if an event of default has occurred as described above under "Events of Default". (Section 3.07)

        If any of these events occur, we will execute and Citibank will authenticate and deliver to the beneficial owners of the Global Security in question a new registered security in an amount equal to and in exchange for that person's beneficial interest in the exchanged Global Security. The depository will receive a new Global Security in an amount equal to the difference, if any, between the amount of the surrendered Global Security and the amount of Debt Securities delivered to the beneficial owners. Debt Securities issued in exchange for Global Securities will be registered in the same names and in the same denominations as indicated by the depository's records and in accordance with the instructions from its direct and indirect participants. (Section 3.07)

        The laws of certain jurisdictions require some people who purchase securities to actually take physical possession of those securities. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a Global Security.

DESCRIPTION OF PREFERRED STOCK

General

        Our Certificate of Incorporation authorizes our Board of Directors or a committee of our Board of Directors to cause Preferred Stock to be issued in one or more series, without stockholder action. The Board of Directors is authorized to issue up to 40,000,000 shares of Preferred Stock, $1 par value per share, and can determine the number of shares of each series, and the rights, preference and limitations of each series. We may amend the Charter to increase the number of authorized shares of preferred stock in a manner permitted by the Charter and the Delaware General Corporation Law.

        The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of Preferred Stock. Those terms may include:

  •
  The number of shares of the series of Preferred Stock being offered;

  •
  The title and liquidation preference per share of that series of the Preferred Stock;

  •
  The purchase price of the Preferred Stock;

  •
  The dividend rate (or method for determining such rates);

  •
  The dates on which dividends will be paid;

  •
  Whether dividends on that series of Preferred Stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

  •
  Any redemption or sinking fund provisions applicable to that series of preferred stock;

  •
  Any conversion or exchange provisions applicable to that series of preferred stock;

  •
  Whether we have elected to offer Depositary Shares with respect to that series of preferred stock; and

  •
  Any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to that series of preferred stock.

        If the terms of any series of Preferred Stock being offered differ from the terms set forth herein, those terms will also be disclosed in the prospectus supplement relating to that series of Preferred Stock. The following summary is not complete. You should refer to the Certificate of Designations relating to the series of the Preferred Stock for the complete terms of that Preferred Stock. That Certificate of Designations will be filed with the SEC promptly after the offering of the Preferred Stock.

        The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, in the event we liquidate, dissolve or wind-up our business, each series of Preferred Stock will have the same rank as to dividends and distributions as each other series of the Preferred Stock we may issue in the future. The Preferred Stock will have no preemptive rights.

Dividend Rights

        Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, cash dividends at the rates and on the dates set forth in the prospectus supplement. Dividend rates may be fixed or variable or both. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books on record dates determined by the Board of Directors. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as specified in the prospectus supplement. If the Board of Directors fails to declare a dividend on any series of Preferred Stock for which dividends are noncumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

        No full dividends will be declared or paid on any series of Preferred Stock, unless full dividends for the dividend period commencing after the immediately preceding dividend payment date (and cumulative dividends still owing, if any) have been or contemporaneously are declared and paid on all other series of Preferred Stock that have the same rank as, or rank senior to, that Preferred Stock. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of Preferred Stock and on each other series of preferred stock having the same rank as, or ranking senior to, that series of Preferred Stock will in all cases bear to each other the same ratio that accrued dividends per share on that series of Preferred Stock and the other preferred stock bear to each other. In addition, generally, unless full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of Preferred Stock have been paid, no dividends will be declared or paid on the Common Stock and generally we may not redeem or purchase any Common Stock. No interest, or sum of money in lieu of interest, will be paid in connection with any dividend payment or payments which may be in arrears.

        Unless otherwise described in the prospectus supplement, the amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

Rights Upon Liquidation

        In the event we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of Preferred Stock will be entitled to receive liquidating distributions in the amount set forth in the prospectus supplement relating to each series of Preferred Stock, plus an amount equal to accrued and unpaid dividends, if any, before any distribution of assets is made to the holders of Common Stock. If the amounts payable with respect to Preferred Stock of any series and any stock having the same rank as that series of Preferred Stock are not paid in full, the holders of Preferred Stock and of such other stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of Preferred Stock and any stock having the same rank as the Preferred Stock are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

Redemption

        Any series of Preferred Stock may be redeemable, in whole or in part, at our option. In addition, any series of Preferred Stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of Preferred Stock, including the redemption dates and the redemption prices for that series, will be set forth in the prospectus supplement.

        If a series of Preferred Stock is subject to mandatory redemption, the prospectus supplement will specify the year we can begin to redeem shares of the Preferred Stock, the number of shares of the Preferred Stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or in cash that we have received specifically from the sale of our capital stock, as specified in the prospectus supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of Preferred Stock may also provide that, if no such capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of Preferred Stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the prospectus supplement.

        If fewer than all the outstanding shares of any series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the Board of Directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of those shares (except the right to receive the redemption price) will cease.

        In the event that full dividends, including accrued but unpaid dividends, if any, have not been paid on any series of Preferred Stock, we may not redeem that series in part and we may not purchase or acquire any shares of that series of Preferred Stock, except by any offer made on the same terms to all holders of that series of Preferred Stock.

Voting Rights

        Except as indicated in the prospectus supplement, or except as expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

DESCRIPTION OF COMMON STOCK

        As of the date of this prospectus, we are authorized to issue up to 300,000,000 shares of Common Stock. As of October 31, 2001, we had 100,186,350 shares of Common Stock issued and outstanding.

        The following summary is not complete. You should refer to the applicable provisions of the Charter, including the Certificates of Designations pursuant to which any outstanding series of Preferred Stock may be issued, and the Delaware General Corporation Law for a complete statement of the terms and rights of the Common Stock.

        Dividends.    Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available for their payment (subject to the rights of holders of the preferred stock, if any).

        Voting Rights.    Each holder of Common Stock is entitled to one vote per share. Subject to the rights, if any, of the holder of any series of preferred stock pursuant to applicable law or the provision of the Certificate of Designations creating that series, all voting rights are vested in the holders of shares of Common Stock.

        Rights Upon Liquidation.    In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

        Rights Agreement.    We have adopted a Rights Agreement, which provides for the issuance of a right (which we refer to as a Kerr-McGee Right), to the holder of each of our shares of Common Stock. If anyone acquires 15% or more of our outstanding Common Stock (which we refer to as an Acquiring Person), each holder of the Kerr-McGee Right (other than the Acquiring Person) will be entitled to purchase additional shares of Common Stock (or, in certain cases, other of our securities, or cash or other property) having a current market value of two times the exercise price of $215. Otherwise, prior to an Acquiring Person acquiring 50% or more of the outstanding Common Stock, we may elect to issue a share of Common Stock in exchange for each Kerr-McGee Right (other than Kerr-McGee Rights held by the Acquiring Person). In addition, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power are sold, each holder of a Kerr-McGee Right will be entitled to buy, at the exercise price, common stock of the acquirer having a current market value of two times the exercise price. At any time before there is an Acquiring Person, we can redeem the Kerr-McGee Rights in whole, but not in part, for $0.01 per each Kerr-McGee Right, or may amend the Rights Agreement in any way without the consent of the holders of the Kerr-McGee Rights.

        Miscellaneous.    The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of shares of Common Stock are not entitled to preemptive rights or cumulative rights. Shares of Common Stock are not convertible into shares of any other class of capital stock.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

        We may issue Stock Purchase Contracts representing contracts obligating holders to purchase from us and us to sell to the holders a specified number of shares of Common Stock or Preferred Stock at a future date or dates. The price per share of Common Stock or Preferred Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts.

        The Stock Purchase Contracts may be issued separately or as a part of units, often known as Stock Purchase Units, consisting of a Stock Purchase Contract and either of the following:

  •
  Debt Securities, or

  •
  Debt obligations of third parties, including U.S. Treasury securities,

securing the holder's obligations to purchase the Common Stock or Preferred Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require us to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid Stock Purchase Contracts, often known as prepaid securities, upon release to a holder of any collateral securing each holder's obligations under the original Stock Purchase Contract.

        The applicable prospectus supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units and, if applicable, prepaid securities. The description in the prospectus supplement will not contain all of the information that you may find useful. For more information, you should review the Stock Purchase Contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such Stock Purchase Contracts or Stock Purchase Units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued, which will be filed with the SEC promptly after the offering of such Stock Purchase Contracts or Stock Purchase Units and, if applicable, prepaid securities.

DESCRIPTION OF WARRANTS

        We may issue Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. We may issue Warrants independently or together with other securities. Each series of Warrants will be issued under a separate Warrant Agreement to be entered into between us and a bank or trust company, as warrant agent. You should refer to the Warrant Agreement relating to the specific Warrants being offered for the complete terms of the Warrant Agreement and the Warrants.

        Each Warrant will entitle the holder to purchase the principal amount of Debt Securities, or the number of shares of Preferred Stock, or Common Stock at the exercise price set forth in, or calculable as set forth in, the prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in the prospectus supplement. After the close of business on the expiration date of the Warrant, unexercised Warrants will become void. The place or places where, and the manner in which, Warrants may be exercised shall be specified in the prospectus supplement.

PLAN OF DISTRIBUTION

        We may sell the Offered Securities through underwriters, dealers or agents, or we may sell directly to one or more purchasers including through a dividend reinvestment program. The prospectus supplement names any underwriters, states the purchase price and the proceeds received by us, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to dealers, and any securities exchanges on which the Offered Securities may be listed.

        If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account. The underwriters may resell the Offered Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered through an underwriting syndicate represented by many underwriters. The obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions. The underwriters will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        These Offered Securities may be sold directly by us or through agents. Any agent will be named, and any commissions payable to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis.

        We may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase Offered Securities pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement. The prospectus supplement will set forth the commission payable for soliciting such contracts.

        We may agree to indemnify underwriters, dealers or agents against certain civil liabilities, including liabilities under the Securities Act of 1933, and may also agree to contribute to payments which the underwriters, dealers or agents may be required to make.

LEGAL MATTERS

        Simpson Thacher & Bartlett will issue an opinion about the legality of the securities for us. Any underwriters will be advised about issues relating to this offering by their own legal counsel.

EXPERTS

        The audited financial statements and schedule of Kerr-McGee Operating Corporation (formerly named Kerr-McGee Corporation) incorporated by reference or included in Kerr-McGee Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 have been incorporated by reference in this prospectus and elsewhere in the registration statement and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

        The audited financial statements of Kerr-McGee Rocky Mountain Corporation (formerly named HS Resources, Inc.) included in HS Resources, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000 have been incorporated by reference in this prospectus and elsewhere in the registration statement and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

$650,000,000

Kerr-McGee Corporation

6.95% Notes due 2024

PROSPECTUS SUPPLEMENT
June 25, 2004

LEHMAN BROTHERS
JPMORGAN

ABN AMRO INCORPORATED
 BANC OF AMERICA SECURITIES LLC
 CITIGROUP
 RBS GREENWICH CAPITAL

BARCLAYS CAPITAL
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 SCOTIA CAPITAL
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